Exhibit 99.1

FEDERAL PUBLIC SERVICE
CVM - SECURITIES COMMISSION
ANNUAL INFORMATION BULLETIN - IAN	12/31/2004

01.01 -  IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER NO.
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61
4 - COMMERCIAL NAME OF THE COMPANY
Aracruz Celulose S.A.
5 - PREVIOUS NAME OF THE COMPANY
Aracruz Celulose S.A.
6 - NIRE CODE
32000002018

01.02 - HEAD OFFICE

1 - FULL ADDRESS		2 - DISTRICT
Cam. Barra do riacho, s/nº - km 25		Barra do Riacho
3- ZIP CODE		4- CITY		5- STATE
29.197-900		Aracruz		ES
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
027	3270 - 2442	-	3270 - 2590	http:/www.aracruz.com.br

01.03 - SHAREHOLDERS DEPARTMENT

1 - NAME		2 - POSITION
Denys Marc Ferrez		Manager of Corporate Relations
3 - FULL ADDRESS		4 - DISTRICT
Rua Lauro Müller, 116 - 40nd Floor		Botafogo
5 - ZIP CODE		6 - CITY	7 - STATE
22.290-160		Rio de Janeiro	Rio de Janeiro
6 - AREA CODE	7- TELEPHONE	10 - TELEX	11 - FAX NO	15 - E-MAIL
021	3820 - 8131	-	2541-7947	invest@aracruz.com.br

01.04 - DIRECTOR OF MARKET RELATIONS

1 - NAME
Isac Roffé Zagury
2 - FULL ADDRESS	3 - DISTRICT
Rua Lauro Müller, 116 - 40nd Floor	Botafogo
4 - ZIP CODE	5 - CITY	6 - STATE
22.290-160	Rio de Janeiro	Rio de Janeiro
7 - AREA CODE	8 - TELEPHONE	11 - TELEX	12 - FAX NO	16 - E-MAIL
021	3820 - 8160	-	2541-7947	iz@aracruz.com.br

01.05 - REFERENCE / AUDITOR

1 - LAST FISCAL YEAR, BEGINNING	2 - LAST FISCAL YEAR , ENDING
01/01/2004	12/31/2004
3 - CURRENT FISCAL YEAR, BEGINNING	4 - CURRENT FISCAL YEAR, ENDING
01/01/2005	12/31/2005
5 - NAME OF THE AUDITOR	6 - CVM CODE
Deloitte Touche Tohmatsu Auditores Independentes	00385-9
7 - NAME OF THE TECHINICAL RESPONSIBLE	8 - CPF Nº
Celso de Almeida Moraes	680.686.898-34

01.01 - IDENTIFICATION

1 - CVM CODE	2 - NAME OF THE COMPANY	3 - TAXPAYER Nº
00043-4	Aracruz Celulose S.A.	42.157.511/0001-61

01.06 - GENERAL INFORMATION

1 - BRAZILIAN STOCK EXCHANGES WHERE THE COMPANY IS LISTED		2 - MARKETS WHERE SECURITIES ARE TRADED
São Paulo Stock Exchange		Stock Exchange

3 - SITUATION	4 - ACTIVITY CODE		5 - ACTIVITY OF THE COMPANY
In Operation	104 - Pulp & Paper Industry		Production of Bleached Eucalyptus Pulp

01.07 - STOCK CONTROL / SECURITIES ISSUED

1 - STOCK CONTROL	2 - SECURITIES ISSUED BY THE COMPANY
Private, Brazilian	Shares and debenturies

01.08 - PUBLICATION OF INFORMATIVE DOCUMENTS

1 - NOTICE TO SHAREHOLDERS ABOUT AVAILABILITY OF THE FINANCIAL STATEMENTS	2 - STOCKHOLDERS’ MEETING TO APPROVE THE FINANCIAL STATEMENTS
01/17/2005	04/05/2005
3 - ANNOUNCEMENT OF STOCKHOLDERS’ MEETING TO APPROVE THE FINANCIAL STATEMENTS	4 - PUBLICATION OF FINANCIAL STATEMENTS
04/06/2005	01/172005

01.09 - NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION

1 - NAME	2 - STATE
A Gazeta	Espírito Santo
Diário Oficial do Estado do Espírito Santo	Espírito Santo
Gazeta Mercantil	São Paulo
A Tribuna	Espírito Santo

01.10 - DIRECTOR OF MARKET RELATIONS

1 - DATE	2 - SIGNATURE
05/17/2005	(signed) Isac Roffé Zagury

02.01.01 - BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY

1 - ITEM	2 - ADMINISTRATOR	3 - CPF	4 - DATE OF ELECTION	5 - TERM OF OFFICE	6 - CODE	8 - ELECT FOR CONTROLLER	8 - POSITION/ FUNCTION	9 - FUNCTION
01	Carlos Alberto Vieira	000.199.171-04	04/29/2004	04/30/2007	2	Yes	20	Chairman of Council of Administration
02	Eliezer Batista da Silva	607.460.507-63	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
03	Haakon Lorentzen	667.258.797-72	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
04	Luiz Aranha Corrêa do Lago	375.703.317-53	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
05	João Carlos Chede	221.664.051-53	04/29/2005	04/30/2007	2	Yes	22	Council of Administration
06	Ernane Galvêas	007.998.407-00	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
07	Raul Calfat	635.261.408-63	07/16/2004	04/30/2007	2	Yes	22	Council of Administration
08	Álvaro Luis Veloso	456.981.636-34	04/05/2005	04/30/2007	2	Yes	22	Council of Administration
09	Nelson Koichi Shimada	042.170.338-50	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
10	Sandra Meira Starling	132.083.066-87	04/29/2004	04/30/2007	2	Yes	22	Council of Administration
11	Isaac Sutton	047.010.738-30	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
12	Thomas de Mello e Souza	014.558.257-43	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
13	Bernardo Parnes	006.102.448-17	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
14	Antonio Carlos Dantas Mattos	272.521.327-49	06/03/2005	04/30/2007	2	Yes	23	Council of Administration Substitute
15	Carlos Jurgen Temke	610.818.507-44	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
16	Alex H. Haegler	004.864.347-53	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
17	Marcus Olyntho de Camargo Arruda	067.020.158-87	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
18	Gilberto Lara Nogueira	386.364.768-87	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
19	Alexandre D’Ambrosio	042.170.338-50	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
20	Fernando Roth Schimidt	000.955.675-34	04/29/2004	04/30/2007	2	Yes	23	Council of Administration Substitute
21	Carlos Augusto Lira Aguiar	032.209.829-72	07/24/2003	07/24/2006	1		10	Director President
22	Walter Lídio Nunes	151.624.270-04	07/24/2003	07/24/2006	1		19	Director of operations
23	João Felipe Carsalade	468.913.667-04	07/24/2003	07/24/2006	1		19	Commercial Director
24	Isac Roffé Zagury	261.319.197-04	07/24/2003	07/24/2006	1		12	Director of Market Relations

NOTE  :

1 - BELONGS TO THE COMPANY ONLY

2 - BELONGS TO THE BOARD OF DIRECTORS ONLY

02.01.02 - CURRENT COMPOSITION OF THE FISCAL COUNCIL

1 - COUNCIL FISCAL INSTALLED	2 - PERMANENT
Yes	No

3 - ITEM	4 - NAME	5 - CPF	6 - DATE OF ELECTION	7 - TERM OF OFFICE	8 - POSITION/ FUNCTION	9 - FUNCTION
01	Wagner Braz	881.756.858-91	04/29/2005	04/30/2006	43	F.C. (Effective) Elect for the Majority Stockholder
02	Fernando Octávio MArtins Alves	129.014.907-00	04/29/2005	04/30/2006	44	F.C. (Effective) Elect for the Preferred Stockholder
03	Sheila Periard Henrique Silva	069.227.887-70	04/29/2005	04/30/2006	46	F.C. (Substitute) Elect for the Majority Stockholder
04	Jorge Juliano de Oliveira	036.002.768-75	04/29/2005	04/30/2006	47	F.C. (Substitute) Elect for the Preferred Stockholder
05	Octávio Mauro Muniz Freire Alves	180.556.647-49	04/29/2005	04/30/2006	45	F.C. (Effective) Elect for the Minority Stockholder
06	Luiz Coelho Repis	090.957.567-34	04/29/2005	04/30/2006	48	F.C. (Substitute) Elect for the Minority Stockholder

02.02 -  PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER

Members of Council of Administration:

1.         CARLOS ALBERTO VIEIRA

Member of the Board of Directors of Aracruz Celulose  S.A. since April 15, 1988. Was elected president of the Council of Administration on April 29, 2004. Also  Chairman of Banco Safra S.A., Albatroz S.A.,  Safra Companhia de Arrendamento Mercantil S.A.,  Safra Leasing S.A. Arrendamento Mercantil, Agropecuária  Potrillo S.A.,  Pastoril Agropecuária Couto Magalhaes S.A., Safra Holding  S.A., and  Safra Participações S.A.  Also President of Banco Safra de Investimentos S.A. and a Director of Safra Seguradora S.A. Economist graduated from Pontifícia Universidade Católica de São Paulo. Born April 2, 1934.

2.         ELIEZER BATISTA DA SILVA

Member of the Board of Directors of Aracruz Celulose S.A. since June 28, 1996. He is also Chairman of Rio Doce International. In 1992, he served as the Brazilian Government’s Secretary for Strategic Affaris. From 1979 to 1986, he was Chairman of Companhia Vale do Rio Doce and also President of its Board of Officers. He was President of Minerações Brasileiras Reunidas S.A. (Caemi Group) from 1964 to 1968, and Minister of Mines and Energy from 1962 to 1964.

3.         HAAKON LORENTZEN

Member of the Board of Directors of Aracruz Celulose  S.A. since April 29, 1991. Administrative and Data Processing Director of Lorentzen Empreendimentos S.A.,   Member of the Board of Directors and Director of Arapar S.A. and Lorentzen Empreendimentos S.A. Also Chairman of the Board of Directors of Companhia de Navegação Norsul. Economist graduated from Pontifícia Universidade Católica do Rio de Janeiro and Harvard Business School (USA). Born August 23, 1954.

4.         LUIZ ARANHA CORRÊA DO LAGO

Member of the Board of Directors of Aracruz Celulose S.A. since APRIL , 1988. Director of Planning of Lorentzen Empreendimentos S.A., from Março of 1988. Full teacher of the Department of Economy, of the Pontifícia Catholic University of Rio de Janeiro, from Março of 1979. Former-boss of the Center of Monetary Studies and of International Economy (CEMEI), IBRE, of the Fundação Getúlio Vargas (1981-1986). Former-director of the Area of Market of Capitals of the Central Bank of Brazil (1987-1988). Doctor in Economy, Ph.D, for the University of Harvard, Cambridge, Massachusetts. Born November 27, 1950.

5.         JOÃO CARLOS CHEDE

Mr. Chede was an alternate member of our Board of Directors from April 2003 to April 2004. In April 29, 2005 he was elected a member of the board.He has been Safra Bank Executive Director since 1990. He is also a Director of the companies of Safra group : Safra Comércio e Serviços Ltda; Banco Safra de Investimentos S.A.; Canárias Corretora de Seguros S.A; Sodepa Sociedade de Empreendimentos  Publicidade e Participações Ltda; Cedral Companhia de Comércio Exterior S.A.

6.         ERNANE GALVÊAS

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 1994. President, APEC (Economy Studies Development Association) Counsel; Economic Counselor for the Presidence of Confederação Nacional do Comércio (National Confederation of Commerce), Member of the Technical Counsel for the National Confederation of Commerce, Member of the Counsel of the International Law and Economy Academy - São Paulo.  Was Financial Director of the Merchant Navy Commission, Director of CACEX (External Commerce Fund), President of the Central Bank of Brazil, ABECEL - Brazilian Cellulose Exporters Association, Minister of the Treasury.  Master in Economics graduated from Yale University, Connecticut, U.S.A.. Born December 10, 1922.

7.         RAUL CALFAT

Member of the Board of Directors of Aracruz Celulose S.A. since July 16, 2004. Also director of Votorantim Industrial since January 2004. He was President of Votorantim Celulose e Papel S.A.until December 2003. Also of Member of the Board of Directors of  Votorantim Celulose and Papel S.A. Occupied several positions in associative level, having been Vice-president of ADVB - Association of the Leaders of Sales of Brazil, Brazilian Foundation of Marketing and President of the Association From São Paulo of the Manufacturers of Paper and Cellulose. He/she is now Vice-president of Paper to Print and to Write of BRACELPA - Brazilian Association of the Manufacturers of Paper and Cellulose. He/she worked in the Papel Simão since 1974, having exercised several prominence functions in the international and domestic areas in sales, marketing and logistics, becoming Commercial Director in 1982. It assumed Papel Simão’s Presidency in 1987 and after the acquisition of this for Votorantim in 1992, he/she became Director Superintendente and member of Council of Administration of Celpav and of the Papel Simão, that you/they were coalition object later with Votorantim Cellulose’s denomination and Papel S.A. is formed in Adminsitração of Companies by the Fundação Getúlio Vargas and he/she has specialization for presidents of companies for IMD - Lausane - Switzerland.

8.         ÁLVARO LUIS VELOSO

Member of the Board of Directors of Aracruz Celulose S.A. since April 05, 2005. Also Director of the Planning Votorantim grou since March, 2005. Economist graduated from Pontifícia Universidade Católica of the Minas Gerais with with fluency courses in English, Spanish and intermediate French. Born June 10, 1964

9.         NELSON KOICHI SHIMADA

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2004. Also . Also Director of the Votorantim Finanças S.A. . Formed in engineering of the Production for the University of São Paulo. Economist graduated from University of Administration of São Paulo . Born April 05, 1953.

10.  SANDRA MEIRA STARLING

Member of the Board of Directors of Aracruz Celulose S.A. since April 29, 2003. Also Executive Secretary of department of Labor and Job since January of 2003. It was also Director of Research and Extension of the Papal Catholic University of MG, teacher of the Department of Sociology and Anthropology of University of Philosophy and humanities - UFMG and teacher of the Department of Private Right of University of Right of UFMG. Master’s degree in Political Sciences for the Department of Political Sciences of the Federal University of Minas Gerais and Baccalaureate in Right for University of Right of the Federal University of Minas Gerais. Born April 16, 1944.

11.  ISAAC SUTTON

Member of the Board of Directors of Aracruz Celulose S.A. since 1996 and coordinator of the committee of audit of the company since 1997. Also Director of  Safra Group since 1994. Also member of the Board of Directors of  Telenordeste Celular and Telecelular Sul..  Economist graduated from University of São Paulo.

12.  THOMAS DE MELLO E SOUZA

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of  JS Investments Ltd.  Economist graduated from  Clark University Massachussetts. Born September 25, 1970.

13.  BERNARDO PARNES

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of  Cellcom Israel Ltd, President Director of JS Investiments Ltd, President of the Council of Ethical Norms of the Brazilian Association of Investment Banks, director of the chevra kadisha. Administrator of companies for the foundation Amando alvares Penteado,  bachelor in right for the university of right of the university of São Paulo and  graduated by the foundation Getúlio Vargas, with concentration in economy and finances.

14.  HELGE PEDERSEN

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 06/03/2005. Also member of the Board of Directors of  Icatu Hartford Seguros S/A e da Icatu Hartford Capitalização S.A and    Member of Fiscal Council of Brasilcap Capitalização S.A.. Director of the Icatu Holding S.A. and Icatu D.T.V.M. Ltda .  Economist for University of Political and Economical Sciences of Rio de Janeiro. Born August 23, 1947.

15.  CARLOS JURGEN TEMKE

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/28/2003. Also member of the Board of Directors of  Lorentzen Empreendimentos and councillor in the Companies of Technology and Information  which the  Lorentzen Group maintains investments. Graduate Engeneer at University Rio de Janeiro.

16.  ALEX HAEGLER

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Also member of the Board of Directors of  Lorentzen Empreendimentos, Cimentos Mauá S.A. and Sika S.A.. President of Haegler S.A.  Representative of Credit Suisse in Brazil.  Director of the Community Action of Brazil. Economist graduated from University of HAvard. Bron April 30, 1933.

17.  MARCUS OLYNTHO DE CAMARGO ARRUDA

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/30/2002. Also member of the Board of Directors Votorantim Finanças S.A. Director Vice-PResident of Bank Votorantim S.A. bachelor in right and Administrator of Companies for the Fundation GetúlioVargas. Born April 13, 1946.

18.  GILBERTO LARA NOGUEIRA

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participações, since November 2003. Before, corporate director for the   polyamide division, at world level, headquartered in the head office of the company Rhodia S.A., in France. Mechanical engineer formed at the School of Engineering of Mauá. Born February 25, 1949.

19.  ALEXANDRE D’AMBROSIO

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Director of organizational development of the Votorantim Participações, since June 2003. Graduate for University of Right of the University of São Paulo, Master in International Right for Havard University and in Right Compared by George Washington University.   Member of the Order of the Lawyers of Brazil(OAB São PAulo), of the District of Columbia Bar (USA) and of the Court of International Trade (New York). Born August 1, 1962

20.  FERNANDO ROTH SCHMIDT

Member  Substitute of the Board of Directors of Aracruz Celulose S.A. since 04/29/2004. Lawyer, graduate for University of Right of the University of Bahia, Academical teacher in University of Right of the University of Salvador, is now cabinet boss and International Assistant of the Special General office of Council of Economical and Social Development of the Presidency of the Republic. Born April 25, 1944.

Members of Conselho Fiscal:

21.  WAGNER BRAZ

Member of Fiscal Council of Aracruz Celulose S.A. since 04/2000. it is also ‚Elect Director and ratified, for the Central Bank of Brazil, of the Bank J. Safra S.A., since April 09, 1999. It is, also, Executive Superintendent of the Conglomerado Safra, answering for the areas of Accounting, Juridical Societário and Fiscal of the Banco Safra S/A, Safra Leasing S.A. Mercantile Leasing, Agropecuária Potrillo S.A., Pastoral Farming Couto Magalhães S.A., Distributing Harvest of Titles and Valores Mobiliários Ltd., Harvest Broker of Values and Exchange Ltd., Safra Seguradora S.A. and too much integral companies of the Conglomerado Safra. Formed in accounting. Born: 17/12/1955.

22.  FERNANDO OCTÁVIO MARTINS ALVES

Member of Fiscal Council of Aracruz Celulose S.A.. 16 years ago it is Managing Financial of the Grupo Lorentzen, in the companies: Arapar S.A., Lorenpar S.A., Lorentzen Empreendimentos S.A. and Norbrasa Empreendimentos S.A.. it was Managing of the Stock exchange of Rio de Janeiro, having been teacher of the Papal Catholic University (IAG-RJ) and of the Fundação Getúlio Vargas (CADEMP-RJ). it Studied the School of Engineering of UFF - it would Engineer Civil. Born in 07.11.44.

23.  SHEILA PERIARD HENRIQUE SILVA

Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. Economist with master’s degree in Industrial Economy for the Federal University of Rio de Janeiro. It acts in Grupo Harvest’s Holding since 1997. Previous experiences: Brasilpar Financial Services, Alcatel Telecomunicações, Pepsi-Cola International, I Support Brascan. Born: 22/08/63

24.  JORGE JULIANO DE OLIVEIRA

Member of the Committee of Auditing of Aracruz Celulose S.A. is also Substitute ‚of the Fiscal Committee of Aracruz. Corporate manager of Auditing Interns of the Votorantim Participações S.A. Bacharel in Accounting Sciences for the University São Judas Tadeu, with professional registration in Regional Council of Accounting of São Paulo under no. 1SP-154.766/O-3. Born: 11/11/1963.

25.  OCTÁVIO MAURO MUNIZ FREIRE ALVES

Elected in April 29th, 2005 as senior member of Aracruz Celulose S.A. Fiscal Board.. Was deputy of Business Board for VALEPAR S.A., Cia. Vale do Rio Doce — CVRD and Cia. Siderúrgica Nacional — CSN, besides being a LITEL Director (institution used by pension funds when CVRD was privatized). PREVI Controller Manager — Caixa de Previdência dos Funcionários do Banco do Brasil. MBA in Business Management. Graduate as a Controller from Universidade de São Paulo — USP. Have a Finance Business MBA from IBMEC-RJ. Date of Birth: March 01st:1961.

26.  LUIZ COELHO REPIS

Member of Fiscal Council of Aracruz Celulose S.A. since 29/04/2004. he/she is also consultant of the company Collects Technology from July of 2001. It was auditor of Brasil S.A.’S Bank in the period of July from 1994 to April of 2001, where it accomplished auditings in the agencies of the Bank of Brazil of Los Angeles, San Francisco, New York, Paris, Vienna, London and in the offices of Washington and BB Securities in London. Formed in Accounting Cicências by Faculdade Moraes Júnior, with MBA in Fiananças for IBMEC, Auditing for USP - FIPECAFI - SP, Specialization in External Trade, Auditing and International Relationships for the FROM CEFOR - BB, in Finances - derivative market - for BMF-RJ, Finance-income Fastens - for the Auditing - Finance market and Languages for the University of Cambridge - BEC2. Other formation courses in Right - Relationships Juridical-negotiate for DESED CEFOR-BB, Finances - Administration of Liquidity in Banks for ANDIMA-RJ and Bail-administration of Risk of the Instituições Fianceiras for FEBRABAN-SP.

Members of the Management:

27.  CARLOS AUGUSTO LIRA AGUIAR.

Mr. Aguiar became President of the Company on April 17, 1998.  He has been an Officer of the Company since October 25, 1985 and he was a Vice President from April 1993 to April 17, 1998.  Due to the resignation of Mr. Armando da Silva Figueira as President, effective at February 11, 1993, Mr. Aguiar was also the Acting President from such date until November 16, 1993.  Since 1981, Mr. Aguiar has held various managerial positions with the operations department of the Company.

28.  WALTER LÍDIO NUNES

Chief Officer of Aracruz Celulose  S.A. since MaY 27, 1998. Since 1977 has held various managerial positions with’s the industrial area. He is graduate Engeneer at PUC University Rio Grande do Sul. also he is Specializzed in managment. Born October 1st, 1948.

29.  JOÃO FELIPE CARSALADE

Chief Commercial Officer of Aracruz Celulose S.A. since September 6, 1993. graduated in Commercial Department of Aracruz Celulose S.A.. He was General Manager of Sales before his nomination to be Chief Commercial Officer. Business Administration, Political Sciences School, Rio de Janeiro. Born September14, 1945.

30.  ISAC ROFFÉ ZAGURY

Financial director of Aracruz Celulose S.A since 06/06/2003. it Occupied several executive functions in BNDES since 1979, Director in 2000 and Vice Presidente in 2002. In 1999, it was attached secretary of National Treasury. Economist with master’s degree for the Papal Catholic University of Rio de Janeiro. Born: June 03, 1951.

*  *  *

03.01 - EVENTS RELANTED TO DISTRIBUTION OF CAPITAL

1 - BASE EVENT	2 - DATE OF EVENT	3 - INDIVIDUALS & CORPORATIONS	4 - INSTITUCIONAL INVESTORS	5 - SHAREHOLDERS’ AGREEMENT	6 - PREFERRED VOTING STOCK
AGO/E	04/29/2005	4,490	388	Yes	No

7 - CUMULATIVE PREFERRED SHARES	8 - DATES FROM THE LAST AGREEMENT OF SHAREHOLDERS
02/05/2003

STOCKS IN CIRCULATION IN THE MARKET

COMMON STOCK		PREFERRED STOCK		TOTAL
9 -AMOUNT (UNIT)	10 - PERCENTAGE	11 -AMOUNT (UNIT)	12 - PERCENTAGE	13 -AMOUNT (UNIT)	14 - PERCENTAGE
15,507.357	3.41	447,257,996	77.49	462,765,353	44.82

03.02 - STOCKHOLDER STRUCTURE OF THE SHAREHOLDERS WITH OVER 5% OF VOTING STOCK

					COMMON STOCK
1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - NATIONALITY	5 - STATE	6 - QU’TY (000)	7 -%
01	Newark Financial Inc.	-	B.V. Islands	-	127,507	28.00
02	Arainvest Participações S.A.	06.139.408/0001-25	Brazilian	SP	127,507	28.00
03	Arapar S.A.	29.282.803/0001-68	Brazilian	RJ	127,494	28.00
04	BNDES Participações S.A.	00.383.281/0001-09	Brazilian	RJ	56,881	12.49
05	Lorentzen Empreendimentos	33.107.533/0001-26	Brazilian	RJ	12	0.00
97	Treasuary Stock	—	—	—	483	0.11
98	Others	—	—	—	15,507	3.40

99	Total				455,391	100.00

		PREFERRED STOCK		TOTAL SHARES		12 - DATE OF CAPITAL	13 - PARTICIPATES IN THE AGREEMENT	14 -
1 - ITEM	2 - NAME	8 - QU’TY (000)	9 -%	10 - QU’TY (000)	11 -%	COMPOSITION	OF SHAREHOLDERS	Stockholder
01	Newark Financial Inc.	—	—	127,507	12.30	03/31/2005	Yes	Yes
02	Arainvest Participações S.A.	27,737	4.80	155,244	15.00	03/31/2005	Yes	Yes
03	Arapar S.A.	—	—	127,494	12.30	03/31/2005	Yes	Yes
04	BNDES Participações S.A.	42,915	7,50	99,796	9.70	03/31/2005	Yes	Yes
05	Lorentzen Empreendimentos			12	0.00	03/31/2005	Yes	Yes
97	Treasuary Stock	1,378	0.20	1,861	0.30
98	Others	505,133	87.50	520,640	50.40

99	Total	577,163	100.0	1,032,554	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01	Newark Financial Inc.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 -%	8 - QU’TY	9 -%	10 - QU’TY	11 -%
0101	VCP Exportadora e Participações S.a.	04.200.577-0001/27	Brazilian	SP	50,000	100.00			50,000	100.00
0199	Total				50,000	100,00			50,000	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101	VCP Exportadora e Participações S.a	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 -%	8 - QU’TY	9 -%	10 - QU’TY	11 -%
010101	VCP Votorantim Celulose e Papel S.A.	60.643.228-0001/21	Brazilian	SP	70,200,100	100.00			70,200,100	100.00
010199	Total				70,200,100	100,00			70,200,100	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101	Votorantim Celulose e Papel S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
01010101	Votorqantim Participações S.A.	61.082.582/0001-97	Brazilian	SP	94,022	88.95	0	0.00	94,022	49.07
01010102	Nova HPI Participações	65.785.669/0001-81	Brazilian	SP	11,680	11.05	0	0.00	11,680	6.10
01010103	Treasuary Stock				0	0.00	31	0.04	31	0.02
01010105	Outros				0	0.00	85,880	99.96	85,880	44.81
01010199	Total				105,702	100.000	86,911	100.00	191,613	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101	Votorqantim Participações S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
0101010101	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	4,039,553,777	98.16			4,039,553,777	98.16
0101001102	José Ermírio de Moraes Filho - Espólio	039.682.948-15	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101001103	Antonio Ermírio de Moraes	004.806.578-15	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101001104	Ermírio Pereira de Moraes	499.217.118-49	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101001105	Maria Helena Moraes Scripilliti	174.502.828-52	Brazilian	SP	19,026,623	0.46			19,026,623	0.46
0101010199	Total				4,115,660,269	100.00			4,115,660,269	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0101010103	Hejoassu Administração Ltda	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
010101010301	José Ermírio de Moraes Filho - Espólio	039.682.948-15	Brazilian	SP	400,000	25.00			400,000	25.00
010101010302	AEM Participações S.A.	05.062.403/0001-89	Brazilian	SP	400,000	25.00			400,000	25.00
010101010303	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	400,000	25.00			400,000	25.00
010101010304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	RJ	400,000	25.00			400,000	25.00
010101010399	Total		Brazilian	SP	1,600,000	100.00			1,600,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010302	AEM Participações S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
01010101030201	Antônio Ermírio de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030202	JEMFParticipações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030203	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030204	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030299	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010101031	JEMF Participações S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
01010101031101	José Ermírio de Moraes Neto		Brazilian	SP	3,500	33.33			3,500	33.30
01010101031102	José Roberto Ermírio de Moraes		Brazilian	SP	3,500	33.34			3,500	33.30
01010101031103	Neide Helena de Moraes		Brazilian	SP	3,500	33.33			3,500	33.30
01010101031104	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	4	33.33	4	0.04
01010101031105	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	4	33.33	4	0.03
01010101031106	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	4	33.34	4	0.03
01010101031199	Total				10,500	100.00	12	100.00	10,512	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010303	ERMAN Participações S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
01010101030301	Ermírio Pereira de Moraes		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030302	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030303	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030304	MRC Participações S.A.	05.062.355/0001-29	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030399	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
010101010304	MRC Participações S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
01010101030401	Maria Helena de Moraes S. Noschese		Brazilian	SP	684,729,100	100.00	0,00	0.00	684,729,100	100.00
01010101030402	JEMF Participações S.A	05.062.394/0001-26	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030403	AEM Participações S.A	05.062.403/0001-89	Brazilian	SP	0,00	0.00	300	33.33	300	0.00
01010101030404	ERMAN Participações S.A.	05.062.376/0001-44	Brazilian	SP	0,00	0.00	300	33.34	300	0.00
01010101030499	Total				684,729,100	100.00	900	100.00	684,730,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
01010102	Nova HPI Participações Ltda	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
0101010201	Votorantim participações S.A.	61.082.582/0001-97	Brazilian	SP	7,212,408	100.00			7,212,408	100.00
0101010202	Hejoassu Administração Ltda	61.194.148/0001-07	Brazilian	SP	1	0.00			1	0.00
0101010299	Total		Brazilian	SP	7,212,409	100.00			7,212,409	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
02	Arainvest Participações S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
0201	Joseph Yacoub Safra	006.062.278-49	Brazilian	SP	85,990	49.99	21,489	49.98	107,479	49.99
0202	Moise Yacoub Safra	006.062.198-20	Brazilian	SP	85,990	49.99	21,489	49.98	107,479	49.99
0203	Others	-	-	-	4	0.02	18	0.04	22	0.02
0299	Total				171,984	100.00	42,996	100.00	214,980	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03	Arapar S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
0301	Lorenpar S.A.	29.302.148/0001-62	Brazilian	RJ	747,051,991	80.00	—	—	747,051,991	80.00
0302	ESL Empreendimentos	06.088.097/0001-12	Brazilian	RJ	186,762,998	20.00	—	—	186,762,998	20.00
0399	Total				933,814,989	100.00	—	—	933,814,989	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0301	Lorenpar S.A.	03/31/2005

					COMMON STOCK		PREFERRED STOCK		TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO.	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	11 - %
030101	Vitória Participações S.A.	68.622.505/0001-21	Brazilian	RJ-	90,380,739	12.12	108,743,706	14.58	199,124,445	13.35
030102	Lorentzen Empreendimentos S.A.	33.107.533/0001-26	Brazilian	RJ	498,297,043	66.84	335,068,563	44.95	833,365,606	55.89
030103	Others	-	-	-	26,002,496	3.49	52,506,089	7.05	78,508,585	5.28
030104	ESL Empreendimentos	06.088.097/0001-12	Brazilian	RJ	130,802,258	17.55	249,164,178	33.42	379,966,436	25.48
030199	Total				745,482,536	100.00	745,482,536	100.00	1,490,965,072	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030102	Vitória Participações S.A.	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03010201	DnB Invest Holdings A/S		Norwegian		188,644,371	99.99			188,644,371	99.99
03010202	Outros				5,000	0.01			5,000	0.01
03010299	Total				188,649,371	100,00	—	—	188,649,371	100,00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010201	DnB Invest Holdings A/S	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO.	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03010201	Den Norske Bank ASA		Norwegian		200,000	100.00			200,000	100.00
03010299	Total				200,000	100.00			200,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030103	Lorentzen Empreendimentos S.A.	03/31/2005

					6 - COMMON STOCK		7 - PREFERRED STOCK		8 - TOTAL SHARES
1 - ITEM	2 - NAME	3 - TAXPAYER NO./CPF	4 - NATIONALITY	5 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03010301	Norbrasa Empreendimentos S.A.	30.927.925/0001-43	Brazilian	RJ	46,876,917	51.07	0,00	0.00	46,876,917	19.87
03010302	Oivind Harald Lorentzen	691.392.537-91	North-American	-	9,674,206	10.54	4.461,078	3.09	14,135,284	5,99
03010303	Vertex Participações S.A.	31.135.387/0001-17	Brazilian	RJ	14,785,715	16.11	20,843,598	14.46	35,629,312	15.10
03010304	Brasvest Holding S.A.	-	Luxemburger	-	4,921,097	5.36	24,702,697	17.13	29,623,794	12.56
03010305	Den Norske Bank	-	Norwegian	-	0,00	0.00	47.813,984	33.17	47.813,984	20.26
03010306	Per Arne Estate	-	North-American	-	2,506,222	2,73	16,612,193	11,52	19,118,415	8,10
03010307	Others	-	-	-	3,837,843	4,19	26,003,911	18,04	29,841,754	12,65
03010308	Nebra Participações Ltdaq	04.418.550/0001-86	Brazilian	SP	9,178,630	10.00	3,732,352	2.59	12,910,982	5.47
03010399	Total				91,780,630	100.00	144,169,813	100.00	235,950,443	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010301	Norbrasa Empreendimentos S.A.	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0301030101	Erling Sven Lorentzen	021.948.307-82	Norwegian	-	77,115,802	97,40	—	—	77,115,802	97,40
0301030103	Other	-	-	-	2,055,210	2,60	—	—	2,055,210	2,60
0301030199	Total				79,171,012	100.00	—	—	79,171,012	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010304	Vertex Participações S.A.	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0301030401	DnB Invest Holdings A/S		Norwegian	—	188,644,371	99.99	-	-	188,644,371	99.99
0301030402	Outros				5,000	0.01	-	-	5,000	0.01
0301030499	Total				188,649,371	100.00	-	-	188,649,371	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010311	Nebra Participações Ltda	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0301031101	New Era Development Co. Ltd		Bermudas	—	10,586,189	99.99	-	-	10,586,189	99.99
0301031102	Outros				100	0.01	-	-	100	0.01
0301031199	Total				10,586,289	100.00	-	-	10,586,289	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030105	ESL Empreendimentos S.A.	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03010501	Nobrasa Empreendimentos S.A..	30.927.925/0001-43	Brazilian	RJ	25,500,000	51.00	20,299,994	40.60	45,799,994	45.80
03010502	São Teófilo Repres. Participações Ltda	03.214.652/0001-17	Brazilian		24,500,000	49.00	29,699,996	59.40	54,199,996	54.20
03010503	Others				0	0,00	10	0,00	10	0,00
03010599	Total				50,000,000	100.00	50,000,000	100.000	100,000,000	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
03010502	São Teófilo Representações e Participações Ltda	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0301050201	Caminho Editorial Ltda	54.089.495/0001-04	Brazilian		73,119,465	50.00			73,119,465	50.00
0301050202	Icatu Holding S.A.	02.316.471/0001-39	Brazilian		26,404,071	18.06			26,404,071	18.06
0301050203	Nalbra S LLC	06.205.788/0001-59	Americana		46,309,590	31.67			46,309,590	31.67
0301050204	Outros				405,804	0.27			405,804	0.27
0301050299	Total				146,238,930	100.00			146,238,930	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0301050201	Caminho Editorial Ltda	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
030105020101	Brasil Warrant Adm. Bens Empresas Ltda	33.744.277/0001-88	Brazilian		76,025,379	92.80			76,025,379	92.80
030105020102	Outros				5,899,577	7.20			5,899,577	7.20
030105020199	Total				81,924,956	100.00			81,924,956	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030105020101	Brasil Warrant Adm. Bens Empresas Ltda	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03010502010101	Fernando Roberto Moreira Salles	002.938.068-53	Brazilian		180	75.00	180	75.00	360	75.00
03010502010102	João Moreira Salles	667.197.397-00	Brazilian		60	25.00	60	25.00	120	25.00
03010502010199	Total				240	100.00	240		480	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0301050202	Icatu Holding S.A.	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
030105020201	Sylvia Maria da Gloria de Mello Franco Nabuco	958.202.647-20	Brazilian		312,496	49.28			312,496	49.28
030105020202	Maria do Carmo Nabuco de Almeida Braga	487.269.157-15	Brazilian		52,544	8.29			52,544	8.29
030105020203	Luis Antonio de Almeida Braga	533.519.087-68	Brazilian		38,000	5.99			38,000	5.99
030105020204	Lucia Nabuco de Almeida Braga Rebello	733.363.007-20	Brazilian		52,544	8.29			52,544	8.29
030105020205	Sylvia Nabuco de Almeida Braga	786.276.997-04	Brazilian		52,544	8.29			52,544	8.29
030105020206	Santa Luzia Comercial e Participações Ltda	36.163.277/0001-82	Brazilian		126,000	19.86			126,000	19.86
030105020299	Total				634,128	100.00			634,128	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
030105020206	Santa Luzia Comercial e Participações Ltda	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
03010502020601	Daniel Valente Dantas	063.917.105-20	Brazilian		14,833,646	99.00			14,833,646	99.00
03010502020602	Veronica Valente Dantas Rodenburg	262.853.205-00	Brazilian		149,835	1.00			149,835	1.00
03010502020699	Total				14,983,481	100.00			14,983,481	100.00

1 - ITEM	02 - NAME OF THE HOLDING COMPANY/ INVESTOR	2 - DATE OF CAPITAL COMPOSITION
0301050203	Nalbra S LLC	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
030105020301	Nalbra Inc.		Bahamas		9,012,000	100.00			9,012,000	100.00
030105020399	Total				9,012,000	100.00			9,012,000	100.00

03.03 - DISTRIBUTION OF REGISTERED CORPORATE CAPITAL OF CONTROLLING COMPANIES DOWN TO INDIVIDUAL LEVEL

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
04	BNDES Participações S.A.	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
0401	Banco Nac. Desenvol. Econ. Social - BNDES		Brazilian	DF	1	100.00	—	—	1	100.00
0499	Total				1	100.00	—	—	1	100.00

1 - ITEM	02 - Name of THE holding company/ investor	2 - DATE OF CAPITAL COMPOSITION
0401	Banco Nac. Desenvol. Econ. Social - BNDES	03/31/2005

					5 - COMMON STOCK		6 - PREFERRED STOCK		7 - TOTAL SHARES
1 - ITEM	2 - NAME	2 - TAXPAYER NO./CPF	3 - NATIONALITY	4 - STATE	6 - QU’TY	7 - %	8 - QU’TY	9 - %	10 - QU’TY	%
040101	União Federal	Brazilian	DF		6,273,711,452	100.00	—	—	6,273,711,452	100.00
040199	Total				6,273,711,452	100.00	—	—	6,273,711,452	100.00

04.01 - BREAKDOWN OF THE PAID IN CAPITAL

1 - DATE OF LAST CHANGE :   04/30/1997

2 -ITEM	3 - TYPE OF SHARE	5 - PAR VALUE	6 - NUMBER OF SHARES (000)	7 - SUBSCRIBED (R$‘000)	8 - PAID-UP (R$‘000)
01	Commom - Nominative Stock	NONE	455,391	817,899	817,899
03	Class A Preferred - Nominative Stock	NONE	539,079	68,402	68,402
04	Class B Preferred - Nominative Stock	NONE	38,084	968,206	968,206
99	Total		1,032,554	1,854,507	1,854,507

04.02 - CHANGES IN THE PAID-IN CAPITAL IN THE LAST THREE YEARS

		3 - PAID-IN CAPITAL	CHANGES IN THE PAID-IN CAPITAL
1 -ITEM	2 - DATE	(R $000)	4 - AMOUNT (R$000)	6 - NOTES
01	04/30/1997	1,854,507	489	CAPITAL RESERVES

04.04 - AUTHORIZED CAPITAL

1 - NUMBER OF SHARES (000)	2 - AMOUNT(R$‘000)	2 - DATE
1,077,920	2,450,000	04/30/1997

05.01 - TREASURY STOCK

1 - ITEM	2 - TYPE	3 - CLSS	3- MEETING	4 - ACQUIS’N PERIOD	6 - TO BE BUY-BACK (000)	7 - AMOUNT TO BE DISBURSED (R$ 000)	8 - Nº. ALREADY BOUGHT-BACK (000)	9- AMOUNT ALREADY DISBURSED (R$ 000)
01	COMMON		10/17/2002	01/17/2003	1.115.933	0	0	0
02	PREFERRED	A	10/17/2002	01/17/2003	259.216	0	0	0
03	PREFERRED	B	10/17/2002	01/17/2003	43.197.491	0	1.374.00	7.942.859

06.01 - DIVIDENDS AND INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS

1 -ITEM	2 - TYPE			5 - END OF FISCAL YEAR	6 - NET PROFIT (R$ 000)	7 - AMOUNT PER SHARE (R$)	8 - TYPE OF SHARE	9 - CLASS	10 - AMOUNT TOTAL (R$ 000)	11 - BEGINNING OF THE PAYMENT
		APPROVAL OF DISTRIBUTION
		3 - MEETING	4 - DATE
01	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,2894486463	COMMON		131,672	05/15/2003
02	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,3183935110	PREFERRED	A	12,839	05/15/2003
03	DIVIDENDS	AGO / E	04/29/2003	12/31/2002	60,516	0,3183935110	PREFERRED	B	170,489	05/15/2003
04	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3307997904	COMMON		150,483	05/14/2004
05	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3638797694	PREFERRED	A	13,861	05/14/2004
06	DIVIDENDS	AGO / E	04/29/2004	12/31/2003	878,434	0,3638797694	PREFERRED	B	195,656	05/14/2004
07	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1378332460	COMMON		62,701	05/09/2005
08	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1516165706	PREFERRED	A	5,765	05/09/2005
09	DIVIDENDS	AGO / E	04/29/2005	12/31/2004	1,045,342	0,1516165706	PREFERRED	B	81,534	05/09/2005
10	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,1819398847	COMMON		82,766	10/25/2004
11	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,2001338732	PREFERRED	A	7,610	10/25/2004
12	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,2001338732	PREFERRED	B	107,624	10/25/2004
13	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0294044258	COMMON		13,376	11/22/2004
14	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0323448684	PREFERRED	A	1,230	11/22/2004
15	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0323448684	PREFERRED	B	17,394	11/22/2004
16	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0261883168	COMMON		11,913	12/28/2004
17	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0288071484	PREFERRED	A	1,095	12/28/2004
18	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	06/09/2005	12/31/2004	1,045,342	0,0288071484	PREFERRED	B	15,491	12/28/2004
19	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	04/19/2005	12/31/2005	0	0,0744299529	COMMON		33,859	05/13/2005
20	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	04/19/2005	12/31/2005	0	0,0818729481	PREFERRED	A	3,113	05/13/2005
21	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	04/19/2005	12/31/2005	0	0,0818729481	PREFERRED	B	44,028	05/13/2005
22	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	05/19/2005	12/31/2005	0	0,0394203083	COMMON		17,933	06/13/2005
23	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	05/19/2005	12/31/2005	0	0,0433623392	PREFERRED	A	1,649	06/13/2005
24	INTEREST ON STOCKHOLDERS’ EQUITY	RCA	05/19/2005	12/31/2005	0	0,0433623392	PREFERRED	B	23,319	06/13/2005

06.03 - STATUTORY DISPOSITION OF CAPITAL

1 - ITEM	2 - TYPE OF SHARE	3 - SHARE CLASS	4 - CAPITAL %	5 - CONVERTIBLE	6 - CONVERTS IN	7 - VOTING RIGHTs	8 - TAG ALONG %	9 - PRIORITY IN THE REFUND OF CAPITAL
01	PA	A	3.69	YES	PNB	NO		YES
02	PB	B	52.21	NO		NO		YES
03	CN		44.10	NO		FULL		NO

1 - ITEM	2 - TYPE OF SHARE	10 - PREMIUM	11 - TYPE OF DIVIDEND	12 - DIVIDEND	13 - R$/ SHARE	14 - CUMULATIVE	15 - PRIORITY	16 - MADE CALCULATIONS ON
01	PA	NO	10% HIGH CN			NO	YES	SHARE CAPITAL
02	PB	NO	10% HIGH CN			NO	NO	NET PROFIT
03	CN	NO				NO	NO	NET PROFIT

06.04 - STATUTORY CHANGE

1 - LAST STATUTORY CHANGE	2 - OBLIGATORY DIVIDEND (% Profit)
04/29/2005	25,00

07.01 - COMPANSATION AND PARTICIPATIONS OF OFFICERS

1 - OFFICER SHARING PROFIT	2 - COMPANSATION OF OFFICERS (R$ ‘000)	3 - PERIOD
NO	11,088	Year

07.02 - PARTICIPATIONS AND CONTRIBUITIONS IN THE LAST THREE YEARS

1 - ITEM	2 - PARTICIPATIONS & CONTRIBUITIONS	3 - LAST FISCALYEAR ENDED R$’000) 12/31/2004	4 - PRECEDING FISCAL YEAR ENDED (R$’000) 12/31/2003	5 - SECOND PRECEDONG FISCAL YEAR ENDED (R$’000) 12/31/2002
01	PARTICIPATIONS -DEBENTURISTS
02	PARTICIPATIONS - EMPLOYEES
03	PARTICIPATIONS - MANAGEMENT
04	PARTICIPATIONS - OTHER
05	CONTRIBUTIONS - ASSISTANCE FUND
06	CONTRIBUTIONS - PENSION FUND	4,950	3,195	2,902
07	OTHER - CONTRIBUTIONS
08	NET PROFIT FOR THE YEAR	1,045,342	878,433	60,516
09	NET LOSS FOR THE YEAR

07.03 - PARTICIPATIONS IN THE SUBSIDIARIES

1 - ITEM	2 - COMPANY NAME SUBSIDIARIES	3 - TAxpayer No.	4 - CLASSIFICATION	5 - INTEREST IN SUBSIDIARIES CAPITAL -%	6 - CONTROLLING STOCKHOLDERS’ EQUITY %	7 - TYPE OF COMPANY
01	ARACRUZ TRADING S.A		OPEN CONTROLLED	100.00	1.49	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
02	ARACRUZ CELULOSE (USA) INC.		OPEN CONTROLLED	100.00	0.35	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
03	MUCURI AGROFLORESTAL S.A	28.163.251/0001-06	OPEN CONTROLLED	100.00	2.01	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
04	PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO	28.497.394/0001-54	OPEN CONTROLLED	51.00	0.02	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
05	ARACRUZ PRODUTOS DE MADEIRA S.A.	01.739.871/0001-94	OPEN CONTROLLED	33.33	1.60	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
06	VERACEL CELULOSE S.A.	40.551.996/0002-29	OPEN CONTROLLED	50.00	20.20	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
07	ARACRUZ TRADING HUNGARY LTD		OPEN CONTROLLED	100.00	12.30	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
08	ARA PULP COM. IMPOR. EXPOR. UNIPESSOAL LTD.		OPEN CONTROLLED	100.00	0.30	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER
09	RIOCELL TRADE S.A.		OPEN CONTROLLED	100.00	0.07	COMPANY COMMERCIAL, INDUSTRIAL AND OTHER

08.01 - CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURE ISSUES

ANYTHING TO INFORM

09.01 - HISTORICAL OVERVIEW OF THE COMPANY

Aracruz Celulose is the world’s leading producer of bleached eucalyptus pulp. The Company is responsible for 28% of the global supply of the product, used to manufacture printing and writing, tissue, and high value added specialty papers

Aracruz’s forestry operations are located in the states of Espírito Santo, Bahia, Minas Gerais and Rio Grande do Sul. They involve some 252,000 hectares of eucalyptus plantations, intermingled with around 133,000 hectares of native forest reserves, which are of fundamental importance for ensuring the balance of the ecosystem.

The Company runs a Forestry Partners Program that involves some 71,000 hectares contracted in partnership with approximately 3,000 farmers in the states of Espirito Santo, Bahia, Minas Gerais and Rio Grande do Sul.

Aracruz’s nominal pulp production capacity, totaling 2.4 million tons a year, is distributed between two pulp making units: Barra do Riacho in Espírito Santo, and Guaíba in Rio Grande do Sul.

In Espírito Santo, Aracruz operates a pulp making complex that is fully integrated with Company-owned eucalyptus plantations and a specialized private port, Portocel, through which most of Aracruz’s pulp production is exported. The Barra do Riacho Unit mill contains three production units with a total capacity of two million tons a year of pulp. Environmental control is ensured through modern systems that treat all emissions, effluents and solid wastes.

At the Guaíba Unit, located in the municipality of Guaíba (RS), Aracruz operates a pulp mill that is also equipped with advanced environmental protection resources, with a nominal capacity to produce 400,000 tons annually of bleached eucalyptus pulp. This unit also produces some 40,000 tons per year of printing and writing paper, all of which is destined for the domestic market.

A third unit – Veracel Celulose – is being built in the municipality of Eunápolis, in the south of Bahia, in partnership with Stora Enso (both partners owning a 50% stake). With start-up of operations scheduled for 2005, Veracel will have the nominal capacity to produce 900,000 tons a year of bleached eucalyptus pulp. In association with Weyerhaeuser of the U.S., Aracruz owns one-third of Aracruz Produtos de Madeira, which operates a high technology sawmill in southern Bahia, supplying top quality solid wood products made from eucalyptus plantation lumber to the furniture and interior design industries in Brazil and abroad. Aracruz’s commitment to sustainable development is reflected both in the Company’s management of its eucalyptus plantations and in its preservation of the natural ecosystems. Strict environmental practices at the Company’s pulp mills are also subject to a process of continuous improvement.

The Company’s standards of social responsibility are reflected, among other aspects, in a significant program of social contributions to neighboring communities in the regions in which Aracruz operates. Four major shareholders control the Company’s voting shares: the Safra, Lorentzen and Votorantim groups (each owning 28% of the voting shares) and BNDES, the Brazilian National Economic and Social Development Bank (12.5%). Aracruz’s preferred shares, which constitute 56% of the Company’s total outstanding shares, are traded on the São Paulo, New York and Madrid stock exchanges.

09.02 - MARKET OVERVIEW

The worldwide demand for market pulp grew six per cent during the year, a higher rate than the average historical trend of three per cent annually.

A more favorable world economic situation, a strong growth in demand for printing and writing paper and an increase in the production of tissue paper were the main factors leading to this strong growth in global demand. The relatively balanced stock levels of these papers and an increase in the utilization rate of installed capacity (92%) – above the level registered in 2003 (88%) – were further positive factors.

China continued to be the market with the highest growth in pulp demand (+28%), followed by North America (+6%) and Europe (+4%), which remained the most important destination, representing about 45% of the global market.

The favorable situation led to an increase in pulp price levels. The average eucalyptus pulp price for the year was $531/t (list price), nearly $20/t above the 2003 average.

The expectation of an increase in the supply of pulp (although lower than the historical trend), coupled with the continued increase in demand, should establish a better balance between supply and demand in 2005

DESCRIPTION	2002	2003	2004
INVENTORY EVOLUTION (000 t)
Aracruz Celulose S.A. - Consolidated	166	273	278
World Invetory	637	877	863
PRICES EVOLUTION (us$ FOB/t)
Aracruz Celulose S.A. - Parent Company	338	445	348
Aracruz Celulose S.A. - Consolidated	423	452	458
SALES EVOLUTION (000 t)
Aracruz Celulose S.A. - Parent Company	1,632	2,017	2,502
Aracruz Celulose S.A. - Consolidated	1,585	2,149	2,450

10.01 - PRODUCTS AND SERVICES OFFERED

1 - ITEM	2 - MAIN PRODUCTS AND/OR SERVICES OFFERED	3 - NET REVENUES
01	Bleached Eucalyptus Pulp	100.00%

10.02 - RAW MATERIALS AND SUPPLIERS

		IMPORTS		AVAILABLE		SUPPLIER
ITEM	1 - RAW MATERIAL	2 - Y/N	3 - AMOUNT (R$ 000)	4 - DOMESTIC MARKET	5 - FOREIGN MARKET	6 - NAME	7 - TYPE	8 -% SUPPLIED
01	WOOD (EUCALYPTUS)	N		Y	Y	VERACEL CELULOSE S.A.	5	38,20
02	NATURAL GAS	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	11.80
03	FUEL OIL	N		Y	Y	SHELL BRASIL S.A.	0	6,08
04	FUEL OIL	N		Y	Y	PETROBRÁS DISTRIBUIDORA S.A.	0	3,86
05	HYDROGEN PEROXIDE	N		Y	Y	BRAGUSSA PRODUTOS QUÍMICOS	0	2,65
06	WOOD (EUCALYPTUS)	N		Y	Y	OWN PRODUCTION	5	3,40
07	HYDROGEN PEROXIDE	N		Y	Y	DEGUSSA BRASIL LTDA	0	2,07
08	HYDROGEN PEROXIDE	N		Y	Y	PERÓXIDO DO BRASIL LTDA	0	2,07
09	SULFURIC ACID	N		Y	Y	COMPANHIA PARAIBUNDA DE METAIS	0	1,97
10	SULFURIC ACID	N		Y	Y	BUNGE FERTILIZANTES S.A	0	1,79

SUPPLIER TYPE:	0 = NOT RELATED PARTY
5 = COMPANY OWNED BY THE MAJOR SHAREHOLDER

10.03 - MAIN CUSTOMERS BY PRODUCTS

1 - ITEM	2 - ITEM	3 - PRODUCT / CLIENT	4 - NET REVENUES
001		Bleached eucaliptus pulp
001	002	Aracruz Trading S.A.	188.15%
001	003	Aracruz Trading Hungary	77.36%

11.01 -  PRODUCTION PROCESS

Aracruz has the capacity to produce various  types of bleached eucalyptus pulp, such as:  Standard Pulp; ECF (Elementary Chlorine-free) Pulp; TCF (Total Chlorine-free) Pulp; ACF ( Aracruz Chlorine-free); and High Brightness Bleached  Pulp (photo-pulp).  These types of pulp are used internationally for the manufacture of high-grade papers.  The Aracruz plant  incorporates modern technology and top-level staff; in 2004 it produced 2.093.002 tonnes dry weight, in complete compliance with the quality requirements of the domestic and international markets.

Timber Handling

Timber is prepared in eight main lines with the following equipment:

•  3  log cranes for receipt and process input;

•  8  log decks intakes;

•  4  de-barkers;

•  8  chippers that cut logs into wood-chips for cooking;

•  8  chip screens for grading wood-chips;

•  4  bark chippers for the bio-mass boiler.

Chips that pass the screening process are carried on conveyor belts to the open-air wood-chip bins that feed the two  continuous digestors.  Rejects are mixed with chopped bark and taken to the bio-mass bins  that fuel the two power boilers.

Pulp Lines

Wood-chips from the bins  are fed into the two (Kvaerners) continuous digestors where they are cooked under pre-set conditions of retention time, temperature, pressure and alkalis concentration.   The resulting pulp runs through the first washing stage at the bottom of the digestor. Each digestor discharges its pulp into two parallel lines, leading to the atmospheric diffusors that form the second washing stage.

The unbleached pulp is then purified by pressurized screens  that separate out undercooked/reject chips.  The product from these  screens is then passed through a third washing stage that consists of one washer-filter per line in the “A” Plant and two  washer-filters per line in the “B” Plant, in series.    Rejects are run through a refiner and screens, and  are then recycled back to the start of the screening process.

After passing through the washer-filters, the pulp is sent to the oxygen reactors for pre-removal of the lignine with oxygen. It then goes through two washer-presses per line, before storage in the stock silos.

The bleaching process has four identical parallel lines,  each with five stages:

Stage 1  -  DO (Chlorine Dioxide)

Stage 2  -  EOP  (Oxygen Extraction)

Stage 3  -  D1  (Chlorine Dioxide)

Stage 4  -  E2  (Alkaline Extraction)

Stage 5  -  D2  (Chlorine Dioxide)

Note:	-	TCF process uses Hydrogen Peroxide instead of Chlorine Dioxide.
	-	ACF process uses Hydrogen Peroxide and Chlorine Dioxide.
	-	The Company has flexbillity to change the sequence above due to the requeiraments of differebt products.

After bleaching, the pulp is stocked in four high density storage towers, and is then fed into the bleached pulp purification system.  The sheet of pulp is formed by four Voith de-watering machines, each with an input chamber, a flat surface and a triple-press pressing section. After pressing,  the sheet is run through four Flakt driers, emerging with a dry weight of 90%.  The sheet - 6 meters across  — is then cut into nine sheets measuring 66.7 centimeters x 92 centimeters and packed into bales weighting  250 kilograms each.  Finally, the pulp is packaged by five semi-automatic Sunds lines and wired in packs of 2,000 kilograms each.  These are sent to the warehouse for shipping.

Energy Recycling System

The liquor from the cooking and washing processes containing organic (wood) and inorganic (cooking process chemical products) solids is pumped to the  recycling system.  This consists of:

•             Three black liquor evaporation lines and concentration units that increase the concentration of solids in this liquid from 15.5% to 65%, making it combustible and aftewards 80%;

•             Three recovery  boilers that burn off the concentrated black liquor and retrieve the chemical products in it, producing steam through combustion of the organic solids;

•             Three caustifiers of the  green  liquor from the recovery boilers, through reaction with calcium oxide, turning this into white liquor which is used in the cooking process in the digestors;

•             Two limes kiln that burn the lime mud produced in the caustification system, turning this into calcium oxide, which is reused in the caustification of the green liquor, and treatment gases originated of the odor system.

Steam is produced by the Three recovery boilers that burn off the concentrated black liquor, as well as the two power boilers that burn bio-mass and fuel oil;  these are supplementary and are used only when the main units are out of operation or starting up.

The steam is generated at high pressure,  thus allowing direct production of electric power by using it to  run four turbo-generators before being channeled into the process. The fifth turbo-generator, is for the condensation of the steam that exceeds the process demand.

Chemical and Electrochemica Plants

As part of the strategy to focus attention on core activities, during the year the company negotiated and sold its electrochemical plant to CXY Chemicals of Canada. A long term supply contract with the new owners of the plant was also signed, guaranteeing the supply of the necesary chemicals at very competitive prices over the next 25 years. This sales had two objectives: (i) monetization of a non-core asset, freeing-up cash for strategic investments; and (ii) transfer of the operational risk of running the plant to a specialized producer with deep know-how in this process.

Insurance

The “A” Plant in the Aracruz Industrial Complex has been in operation for 26 years. Depreciation on  the new “B” Plant began in March 1991.  The Company has a fire insurance policy covering its installations, machinery, equipment, tanks,  forests  and inventory. It is also insured against loss of profits, breakdown of machinery and engineering risks.

The production process does not have high-risk areas that could halt activities,  due to efficient computerized controls in the Industrial Plant. Aracruz performes one scheduled general shut-downs for maintenance for each plant, lasting eight and ten days respectively.

*   *   *

11.02 -  COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT

The Aracruz` pulp commercialization is made through own offices in Switzerland (sales for Europe), in the United States (to whole North America, Asia and middle East) and in Rio de Janeiro for Brazil and Latin America. The sales to the Asian market are made also through defined agents by the company.

The distribution is made through contracted shipping companies to transport the merchandise from the own port of the company (Portocel) until terminals agreed with the customers. Trucks are used in Brazil for pulp delivery in the customers` factories. The export process also counts with product sales from Aracruz Celulose to Aracruz Trading and Aracruz Inc. who in fact bills in the exterior almost totality of the sales.

98% of the sales are for export. In 2004 the market participation was: 41% to Europe, 34% to North America, 22% to Asia, 2% to Brazil and 1% to the rest of Latin America. The main customers of the company are producers of high quality papers, non integrated, as sanitary papers, printing and writing and specialties.

.

*   *   *

11.03 -  MAIN PULP PRODUCTERS

Company	Country	Production Ton / Year

Aracruz Celulose S.A.	Brazil	2,450,000
APRIL	Indonesia	2,010,000
ENCE	Spain	1,030,000
APP	China	1,000,000
CENIBRA	Brazil	940,000
VCP	Brazil	900,000
Ilim Pulp	Russia	575,000
Domtar	USA	550,000
Alberta Pacific	Canadá	540,000

Source: Outlook for Market Pulp (Hawkins wrigth - December / 2003).

13.01 - MAIN PROPERTIES

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
01	Industrial Plant	Rod. Barra do Riacho	Aracruz	ES	2,177.900	5.517.570	26	Y	Y	N
02	Land	Aracruz	Aracruz	ES	576,030,000	—	—	N	N	N
03	Land	Fundão	Fundão	ES	9,670,000	—	—	N	N	N
04	Land	Linhares	Linhares	ES	98,640,000	—	—	N	N	N
05	Land	Serra	Serra	ES	52,090,000	—	—	N	N	N
06	Land	Sooretama	Sooretama	ES	11,710,000	—	—	N	N	N
07	Land	Conceição da Barra	Conceição da Barra	ES	374,850,000	—	—	N	N	N
08	Land	Pinheiros	Pinheiros	ES	23,780,000	—	—	N	N	N
09	Land	São Mateus	São Mateus	ES	225,050,000	—	—	N	N	N
10	Land	Pedro Canário	Pedro Canário	ES	4,810,000	—	—	N	N	N
11	Land	Vila Valério	Vila Valério	ES	21,450,000	—	—	N	N	N
12	Land	Rio Bananal	Rio Bananal	ES	8,810,000	—	—	N	N	N
13	Land	Jaguaré	Jaguaré	ES	6,630,000	—	—	N	N	N
14	Land	Marechal Floriano	Marechal Floriano	ES	20,000	—	—	N	N	N
15	Land	Santa Leopoldina	Santa Leopoldina	ES	2,370,000	—	—	N	N	N
16	Land	Santa Teresa	Santa Teresa	ES	150,000	—	—	N	N	N
17	Land	Mucurici	Mucurici	ES	11,270,000	—	—	N	N	N
18	Land	Montanha	Montanha	ES	25,270,000	—	—	N	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
19	Land	Caravelas	Caravelas	BA	375,710,000	—	—	N	N	N
20	Land	Alcobaça	Alcobaça	BA	507,200,000	—	—	N	N	N
21	Land	Ibirapuan	Ibirapuan	BA	142,710,000	—	—	N	N	N
22	Land	Mucuri	Mucuri	BA	217,960,000	—	—	N	N	N
23	Land	Nova Viçosa	Nova Viçosa	BA	338,740,000	—	—	N	N	N
24	Land	Prado	Prado	BA	7,780,000	—	—	N	N	N
25	Land	Teixeira de Freitas	Teixeira de Freitas	BA	42,760,000	—	—	N	N	N
26	Land	Vereda	Vereda	BA	33,433,000	—	—	N	N	N
27	Land	Carlos Chagas	Carlos Chagas	MG	51,250,000	—	—	N	N	N
28	Forests of Eucalyptus	Aracruz	Aracruz	ES	338,699,640	—	—	Y	N	N
29	Forests of Eucalyptus	Fundão	Fundão	ES	5,622,480	—	—	Y	N	N
30	Forests of Eucalyptus	Linhares	Linhares	ES	37,696,570	—	—	Y	N	N
31	Forests of Eucalyptus	Serra	Serra	ES	26,022,320	—	—	Y	N	N
32	Forests of Eucalyptus	Sooretama	Sooretama	ES	8,385,810	—	—	Y	N	N
33	Forests of Eucalyptus	Conceição da Barra	Conceição da Barra	ES	272,809,630	—	—	Y	N	N
34	Forests of Eucalyptus	Pinheiros	Pinheiros	ES	13,277,160	—	—	Y	N	N
35	Forests of Eucalyptus	São Mateus	São Mateus	ES	174,360,550	—	—	Y	N	N
36	Forests of Eucalyptus	Vila Valério	Vila Valério	ES	12,274,560	—	—	Y	N	N
37	Forests of Eucalyptus	Rio Bananal	Rio Bananal	ES	3,661,260	—	—	Y	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
38	Forests of Eucalyptus	Jaguaré	Jaguaré	ES	4,070,260	—	—	Y	N	N
39	Forests of Eucalyptus	Pedro Canário	Pedro Canário	ES	3,116,180	—	—	Y	N	N
40	Forests of Eucalyptus	Santa Leopoldina	Santa Leopoldina	ES	518,300	—	—	Y	N	N
41	Forests of Eucalyptus	Santa Teresa	Santa Teresa	ES	81,350	—	—	Y	N	N
42	Forests of Eucalyptus	Mucurici	Mucurici	ES	6,039,680	—	—	Y	N	N
43	Forests of Eucalyptus	Montanha	Montanha	ES	16,660,680	—	—	Y	N	N
44	Forests of Eucalyptus	Alcobaça	Alcobaça	ES	281,796,360	—	—	Y	N	N
45	Forests of Eucalyptus	Ibirapuan	Ibirapuan	BA	85,225,410	—	—	Y	N	N
46	Forests of Eucalyptus	Mucuri	Mucuri	BA	137,455,770	—	—	Y	N	N
47	Forests of Eucalyptus	Nova Viçosa	Nova Viçosa	BA	193,388,460	—	—	Y	N	N
48	Forests of Eucalyptus	Prado	Prado	BA	4,531,260	—	—	Y	N	N
49	Forests of Eucalyptus	Caravelas	Caravelas	BA	232,950,490	—	—	Y	N	N
50	Forests of Eucalyptus	Teixeira de Freitas	Teixeira de Freitas	BA	26,861,220	—	—	Y	N	N
51	Forests of Eucalyptus	Vereda	Vereda	BA	10,081,640	—	—	Y	N	N
52	Forests of Eucalyptus	Carlos Chagas	Carlos Chagas	MG	22,223,720	—	—	Y	N	N
53	Forests of Eucalyptus	Nanuque	Nanuque	MG	39,470,070	—	—	Y	N	N
54	Forests of Eucalyptus	Mariana Pimentel	Mariana Pimentel	RS	15,729,940	—	—	Y	N	N
55	Forests of Eucalyptus	Sertão Santana	Sertão Santana	RS	2,289,960	—	—	Y	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
56	Forests of Eucalyptus	Barão do Triunfo	Barão do Triunfo	RS	3,311,020	—	—	Y	N	N
57	Forests of Eucalyptus	Minas Leão	Minas Leão	RS	22,183,250	—	—	Y	N	N
58	Forests of Eucalyptus	Sentinela do Sul	Sentinela do Sul	RS	1,537,470	—	—	Y	N	N
59	Forests of Eucalyptus	Guaíba	Guaíba	RS	12,046,220	—	—	Y	N	N
60	Forests of Eucalyptus	Pantano Grande	Pantano Grande	RS	6,966,150	—	—	Y	N	N
61	Forests of Eucalyptus	Eldorado do Sul	Eldorado do Sul	RS	12,744,380	—	—	Y	N	N
62	Forests of Eucalyptus	Arroio dos Ratos	Arroio dos Ratos	RS	14,870,240	—	—	Y	N	N
63	Forests of Eucalyptus	Barra do Ribeiro	Barra do Ribeiro	RS	73,032,350	—	—	Y	N	N
64	Forests of Eucalyptus	Butiá	Butiá	RS	36,925,870	—	—	Y	N	N
65	Forests of Eucalyptus	Dom Feliciano	Dom Feliciano	RS	12,270,970	—	—	Y	N	N
66	Forests of Eucalyptus	General Camara	General Camara	RS	6,064,880	—	—	Y	N	N
67	Forests of Eucalyptus	Charqueadas	Charqueadas	RS	7,217,510	—	—	Y	N	N
68	Forests of Eucalyptus	São Jerônimo	São Jerônimo	RS	22,224,340	—	—	Y	N	N
69	Forests of Eucalyptus	Tapes	Tapes	RS	18,736,240	—	—	Y	N	N
70	Forests of Eucalyptus	Triunfo	Triunfo	RS	3,359,630	—	—	Y	N	N
71	Forests of Preservation	Aracruz	Aracruz	ES	198,593,420	—	—	N	N	N
72	Forests of Preservation	Fundão	Fundão	ES	3,303,270	—	—	N	N	N
73	Forests of Preservation	Linhares	Linhares	ES	56,850,760	—	—	N	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
74	Forests of Preservation	Santa Leopoldina	Santa Leopoldina	ES	1,788,640	—	—	N	N	N
75	Forests of Preservation	Serra	Serra	ES	23,337,310	—	—	N	N	N
76	Forests of Preservation	Sooretama	Sooretama	ES	2,405,510	—	—	N	N	N
77	Forests of Preservation	Vila Valério	Vila Valério	ES	7,774,140	—	—	N	N	N
78	Forests of Preservation	Mucurici	Mucurici	ES	4,770,330	—	—	N	N	N
79	Forests of Preservation	Conceição da Barra	Conceição da Barra	ES	81,610,620	—	—	N	N	N
80	Forests of Preservation	Pedro Canário	Pedro Canário	ES	1,441,180	—	—	N	N	N
81	Forests of Preservation	Montanha	Montanha	ES	7,611,450	—	—	N	N	N
82	Forests of Preservation	Pinheiros	Pinheiros	ES	9,508,620	—	—	N	N	N
83	Forests of Preservation	São Mateus	São Mateus	ES	37,909,550	—	—	N	N	N
84	Forests of Preservation	Rio Bananal	Rio Bananal	ES	4,687,790	—	—	N	N	N
85	Forests of Preservation	Jaguaré	Jaguaré	ES	2,183,700	—	—	N	N	N
86	Forests of Preservation	Caravelas	Caravelas	BA	126,080,490	—	—	N	N	N
87	Forests of Preservation	Alcobaça	Alcobaça	BA	207,838,220	—	—	N	N	N
88	Forests of Preservation	Ibirapuan	Ibirapuan	BA	49,667,890	—	—	N	N	N
89	Forests of Preservation	Mucuri	Mucuri	BA	68,729,380	—	—	N	N	N
90	Forests of Preservation	Nova Viçosa	Nova Viçosa	BA	126,081,300	—	—	N	N	N
91	Forests of Preservation	Prado	Prado	BA	2,670,230	—	—	N	N	N

1 - ITEM	2 - TYPE	3 - ADDRESS	4 - CITY	5 - STATE	6 - TOTAL AREA (000 M2)	7 - BUILDING AREA (000 Ha)	8 - AGE (YEARS)	9 - INSURANCE	10 - MORTGAGE	11 - RENTED FROM THIRD PERSONS	12 - BEGINNIG OF CONTRACT	13 - END OF CONTRACT
92	Forests of Preservation	Vereda	Vereda	BA	23,566,960	—	—	N	N	N
93	Forests of Preservation	Teixeira de Freitas	Teixeira de Freitas	BA	20,435,350	—	—	N	N	N
94	Forests of Preservation	Nanuque	Nanuque	MG	37,961,120	—	—	N	N	N
95	Forests of Preservation	Carlos Chagas	Carlos Chagas	MG	26,523,960	—	—	N	N	N
96	Forests of Preservation	Sentinela do Sul	Sentinela do Sul	RS	418,570	—	—	N	N	N
97	Forests of Preservation	Mariana Pimentel	Mariana Pimentel	RS	5,829,200	—	—	N	N	N
98	Forests of Preservation	Barão do Triunfo	Barão do Triunfo	RS	1,984,220	—	—	N	N	N
99	Forests of Preservation	Minas do Leão	Minas do Leão	RS	4,024,180	—	—	N	N	N

14.03 -  OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY

Position on March 31, 2005

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%		Total	%

Majorities Stockholders	439,400,228	96.5	37,736,642	99.2	90,790,783	16.8	567,927,653	55.0
Lorentzen (5)	127,506,457	28.0					127,506,457	12.3
Safra (6)	127,506,457	28.0	27,736,642	72.9	57,875,517	10.7	213,118,616	20.7
VCP	127,506,457	28.0					127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	32,915,266	6.1	99,796,123	9.7

Management	104,390		5,000		218,027		327,417
Councilors	104,390		5,000		200,829		310,219
Directors					17,198		17,198

Tax Council	10						10

Treasury Stocks (1)	483,114	0.1			1,378,000	0.3	1,861,114	0.2

Other Stockholders (2)	15,402,957	3.4	280,536	0.8	446,754,433	82.9	462,437,926	44.8

Total issued stocks (3)	455,390,699	100.0	38,022,178	100.0	539,141,243	100.0	1,032,554,120	100.0

Outstanding stocks (4)	15,507,357	3.4	285,536	0.8	446,972,460	82.9	462,765,353	44.8

(1)         Stocks issued and repurchased by the Company, waiting cancellation.

(2)         Total of stocks issued minus Treasury stocks, members of tax council, board members (including substitutes), directors and majorities stockholders.

(3)         Total number of subscribed stocks and issued by the Company.

(4)         Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5)         Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

(6)         Participation of the group Safra composed for: Arainvest Participações S.A. 127,506,457 Common stock, Treasure Hold Investments Corp. 57,875,517  PNB .

Participation of Controllers, Administrators, Fiscal Council and in circulation.

Position on March 31, 2004

Stockholder	Common Stocks	%	Preferred Stocks (Class A)%		Preferred Stocks (Class B)%		Total	%

Majorities Stockholders	439,400,228	96.5	37,736,642	99.1	92,037,707	17.1	569,173,577	55.1
Lorentzen (5)	127,506,457	28.0					127,506,457	12.4
Safra	127,506,457	28.0	27,736,642	72.8	57,875,517	10.7	213,118,616	20.6
VCP	127,506,457	28.0					127,506,457	12.3
BNDES	56,880,857	12.5	10,000,000	26.3	34,162,190	6.3	101,043,047	9.8

Management	104,980		5,000		210,929		320,909
Councilors	104,980		5,000		200,330		310,310
Directors					10,599		10,599

Tax Council	10						10

Treasury Stocks (1)	483,114	0.1			1,378,000	0.3	1,861,114	0.2

Other Stockholders (2)	15,402,367	3.4	394,942	0.9	445,445,201	82.6	461,197,510	44.7

Total issued stocks (3)	455,390,699	100.0	38,091,584	100.0	539,071,837	100.0	1,032,554,120	100.0

Oustanding stocks (4)	15,507,357	3.4	354,942	1.1	445,656,130	82.6	461,518,429	44.7

(1)                Stocks issued and repurchased by the Company, waiting cancellation.

(2)                Total of stocks issued minus Treasury stocks, members of tax council, Board members (including substitutes), directors and majorities stockholders.

(3)                Total number of subscribed stocks and issued by the Company.

(4)                Total of stocks issued, minus Treasury stocks and stocks in majority stockholders possession.

(5)                Group Lorentzen participation is formed by: Arapar S.A. 127,494,497 common stocks and Lorentzen Empreendimentos 11,960 common stocks.

Riocell acquisition

On January 7, 2004, Riocell S.A. was incorporated by Aracruz Celulose S.A

Subsidiary alienation

In October, 2004, Aracruz Celulose S.A. sold 2/3 of its stock participation in the subsidiary Aracruz Produtos de Madeira S.A - A.P.M., for R$ 49.6 million, reporting a non-operating profit of R$ 12.2 million on the transaction. This sale sought to merge the company’s production and sale of solid wood products into the operations of a strategic international partner.

14.05 -  CAPITAL EXPENDITURES PROJECTS

In 2004, the Company made progress in the implementation of its strategy of combining sustainable growth with continuous efforts to boost operational excellence. Our strategic objective is to substantially increase Aracruz’s participation in the global hardwood pulp market over the coming years and to continue to be one of the lowest cost producers in the sector, adding value for shareholders and other stakeholders.

Forestry productivity

As a result of the ongoing forest improvement program, we planted new eucalyptus clones in 2004 that display greater pulp potential productivity per hectare as well as wood quality that is better suited to the requirements of our customers. The performance of these clones was monitored throughout the year and those presenting better adaptation to Aracruz’s environmental conditions will be used on a large scale as of 2005.

We made progress in forest sustainability aspects, especially regarding the more effective use of water and nutrients, soil conservation and maintenance of biodiversity.

Synergy at Guaíba

During the year, we consolidated the acquisition of the Guaíba Unit in Rio Grande do Sul, achieving new synergy gains in the commercial, financial and operating areas. In addition to cost reductions in the sales area and as a result of restructuring the logistics chain, other synergy gains were obtained in insurance, purchasing and management.

Approved during the second half of the year, the project to optimize the Guaíba Unit’s industrial facilities, involving an investment of R$ 100 million to achieve increased production, reduce costs and better match the product to customer requirements, is expected to lead to additional productivity gains of an estimated R $55 million (net present value).

Veracel

The Veracel mill, a unit for the production of 900,000 tons a year of bleached eucalyptus pulp that is being built in Eunápolis in the south of the state of Bahia, is in the final stages of completion. At the end of 2004, the project was about 90% concluded, with the civil construction practically finished.

The electrical-mechanical assembly operations were approximately 70% complete, while most items of the process equipment had been installed. Over the next few months, work will be concentrated on installing pipes, electrical and automation facilities.

Since Veracel’s production will be shipped through Portocel – a private port terminal located in Barra do Riacho in the north of Espírito Santo – construction has already begun on barges that will be used to transport the pulp to this terminal from the port of Belmonte in the south of Bahia.

Although much of the materials and equipment has come from different countries such as Finland, Sweden, Argentina, the U.S. Canada, China, Poland, Germany and Austria, the proportion of domestic sourcing of the overall project is 65%, encompassing construction work, equipment, materials and services

Besides the shareholders’ own capital, Veracel’s project financing has come from Brazil’s National Economic and Social Development Bank (BNDES), the European Investment Bank (EIB) and the Nordic Investment Bank (NIB).

The deadline for concluding the project complies with the original timetable, with commercial pulp production scheduled to start up in the middle of 2005.

Veracel is jointly controlled by Aracruz (50%) and Stora Enso (50%).

The Swedish-Finnish group Stora Enso is one of the largest forest product companies in the world. With a capacity for producing 15.7 million tons per year of paper and 7.4 million cubic meters of wood products, and sales of 12.4 billion euros in 2004, the company has some 45,000 employees in more than 40 countries.

Aracruz’s capital expenditures in 2004 are presented in the chart below:

R$ million
Forest and land purchases	25.9
Sea transportation	8.5
Silviculture	153.6
Ongoing industrial investments	52.3
Other forestry investments	19.7
Veracel investments	875.7
Guaíba Unit optimization	8.2
Miscellaneous projects	7.5
Total	1.151.4

* * *

15.01 - ENVIRONMENTAL MATTERS

The Aracruz Environmental and Social Management System was fully implemented during the year, with Environmental and Social Action committees set up along with Internal Accident Prevention Commissions (CIPAs).

Treatment of Liquid Effluent

Aracruz’s effluent treatment comprises a primary treatment and a biological treatment. The primary treatment removes suspended solids and neutralizes the effluent.

The quality of the treated effluent is:

•                                    Suspended Solids (SS):  1.28 kg/air dry ton pulp;

•                                    Organically bound chlorine (AOX): 0.11  kg/ air dry ton pulp;

•                                    Chemical oxygen demand (DQO): 15.5 kg/ air dry ton pulp;

•                                    Biochemical oxygen demand: 1.45 kg/ air dry ton pulp;

•                                    Color: 26.5 kg/ air dry ton pulp.

Liquid effluent are treated in six biological lagoons (area: 37 hectares; detention time: 6 days), and then pumped via underwater pipe to an outlet 1,700 meters from the coast, where they are ejected at a depth of 17 meters.

The discard of the treated effluent is accomplished by an underwater emissary, built in polipropileno tubes, whose length, diameter and thickness are approximately 2.500 m, 1.000 mm in the terrestrial part (three tubes) and 1.100 m, 1.000 mm and 40 mm in the part submerged (2 tubes). In the emissary’s final part, submerged 17 m approximately, they exist in each one of the piping 70 difusores of 100 mm, spaced amongst themselves by 4 m. THE project of this presupposes a minimum dilution of 1/140 (factor dilution 140) in the release area. The conception of the treatment project and discard of the effluent in the sea are a form very it holds, guaranteeing the quality of the sea ecosystem, as they demonstrate studies and annual attendance of the flora and sea fauna in the area.

Treatment of Waste Gases

Based on the same philosophy as its liquid effluent treatment system, Aracruz has always sought to ensure that all factors - and particularly the environment  - in its project designs  are duly taken into consideration to the highest degree.

In order to give a very brief overview of waste gases treatment, some stages and equipment are described:

•      Continuous Digestors: They are used for cooking wood-chips: the odor-forming compounds from this stage of the process are collected and burned in lime kilns;

•      Condensate Strippers:  The contaminated  condensates  from the evaporation stage and the continuous digestors are purified by a condensate steam stripper, and odorous gases from this treatment are collected and burned in lime kilns;

•      Recovery Boilers:  Aracruz was one of the first industries in Brazil to use the low-odor recovery  boiler.  Gases produced by burning off the black liquor in the boiler are run through electrostatic precipitators that remove particulate material in suspension before being  released through 85-meter high flue gas stacks that guarantee widespread dispersion of gases in the atmosphere.  The efficiency of this system is over 99%.

•      Power  Boilers: They are used to burn eucalyptus bark. In the case of Boiler No. 1, the gases resulting from this combustion pass electrostatic precipitators that removes particulate material in suspension before these  gases are  discharged through 85-meter high flue gas stacks.  The auxiliary boilers also burn off low-concentration odor-forming compounds collected from the black-liquor tank blow-valves and the pressurized wood-chip bin of the digestor.

•      Lime Kiln: part of the closed liquor circuit, this burns  the calcium carbonate.  Gases from the lime kiln are cleaned by a high-efficiency electrostatic precipitator.  The lime furnace also burns off gases containing the odor-forming compounds;

•      Incinerator: It burns off odor-forming gases when the lime kiln is out of operation, thus avoiding these gases being discharged into the atmosphere;

•      Bleaching: The gases from this operation are collected and scrubbed in an alkaline absorption gas-scrubber system and are then discharged into the atmosphere free of any undesirable compounds.

At Aracruz,  99% of particulate material is removed and cycled back into the process for reuse;  98% of the odor-forming compounds are eliminated through direct burning in the lime kiln, thus minimizing gases discharged into the atmosphere, in accordance with the strictest environmental controls in practice today.

*   *   *

16.01 -  LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT

1 -ITEM	2 - DESCRIPTION	3 - % NET EQUITY	4 - % NET PROFIT	5 - PROVISION	6 - VALUE (IN REAIS 000)
01	LABOR DISPUTE	0.96	3.19	YES	33,383
02	TRIBUTARY / FISCAL	8.94	29.87	YES	312,199
03	OTHER	0	0	NO	0

17.01 -  TRANSACTIONS WITH RELATED PARTIES

The transactions with related parties, such as sales of products, purchases of raw materials and services are made at amounts and on terms similar to those applicable to transactions with unrelated parties. The financial transactions, such as current account advances and pre-payment contracts, bear effective interest rates which vary from 1.67% to 4.98% p.a. plus exchange variation.

			Parent Company
	Aracruz Trading Hungary Ltd.	Aracruz Trading S.A.	Riocell Trade	Veracel Celulose S.A.	Mucuri Agroflorestal S.A.	Portocel Terminal Especializado de Barra do Riacho S.A.	Aracruz Produtos de Madeira S.A.	2004	2003
								Total	Total

Current assets	251,289	3,265		469			455	255,478	456,741
Long-term assets					757	356	2,961	4,074	534
Current liabilities	246,037					955		246,992	369,332
Long-term liabilities	1,829,324							1,829,324	1,733,520
Sales revenue	1,982,542	465,160	33,424				961	2,482,087	2,702,282
Payments of port services						10,969		10,969	10,535
Purchase of wood				141,736				141,736	234,288
Financial Expense (Income), net	(56,837)	56,804						(33)	(123,619)

18.01 -  BYLAWS

CHAPTER I

NAME, PURPOSE, MAIN OFFICE AND DURATION

Article    1:

ARACRUZ CELULOSE S.A. shall be governed by these Bylaws and applicable laws.

Article    2:

The purpose of the Corporation is to forest, to reforest, to industrialize and trade with forest products, to explore renewable sources of energy, and to engage in industrial and commercial activities, as well as agricultural and rural activities in general, authorized for those purposes:

 I -  to participate in any modes of other business enterprises, resulting from a  decision by the Board of Directors on a proposal by the Board of Officers.

II - to engage in any activity and to carry out any services, directly  and indirectly related to its principal activities, including import and export.

Article    3:

The Corporation shall have its main office and jurisdiction in the City of Rio de Janeiro, State of Rio de Janeiro and fiscal domicile in the County of Aracruz, State of Espírito Santo, and it may open offices and other facilities in the country, as a result of a decision of the Board of Officers, and, resulting from a  decision by the Board of Directors on a proposal by the Board of Officers, offices and other facilities abroad.

Article    4:

The Corporation shall have an indeterminate period of duration.

CHAPTER II

CAPITAL STOCK AND SHARES

Article    5:

The underwritten capital stock is of R$ 1,854,506,731.94 (one billion, eight hundred and fifty four million, five hundred and six thousand, seven hundred and thirty one reais and ninety four cents), divided into 1,032,554.120 (one billion, thirty two million, five hundred and fifty four thousand, one hundred and twenty) nominative shares, with no face value, 455,390,699 (four hundred and fifty five million, three hundred and ninety  thousand, six hundred and ninety nine) being common shares and 577,163,421 (Five hundred and seventy seven million, one hundred and sixty three thousand, four hundred and twenty one) classes A and B preferred shares.

First Paragraph:

Up to the limit of R$ 2,450,000,000.00 (two billion, four hundred and fifty million reais) the underwritten capital stock may be increased, independently of alteration in the Bylaws, through deliberation of the Board of Directors, proposed by Management, except when it is the underwriting of stocks for the realization of assets, in which case it will depend on the approval of the General Stockholders’ Meeting.

Second Paragraph:

The increases in the capital stock may occur without obeying the previous proportion between the several types and classes of shares.

Third Paragraph:

The decision about the hereinabove Paragraph  befalls to the General Stockholders’ Meeting.

Fourth Paragraph:

The number of preferred shares with no voting rights, or those subject to restrictions to exercise those rights, may not be higher than 2/3 of the total shares issued, with the exception of the special provisions of the fiscal incentive laws.

Fifth Paragraph:

Splitting shall always be made of the same type and class of the split shares; capital stock  increases arising from capitalization of reserves resulting from indexing of the realized capital stock, shall be carried out with no changes in the number of shares issued;  the distribution of new shares resulting from the increase of the capital stock through the capitalization of profits and reserves not resulting from the aforementioned capitalization, shall be carried out, in respect of the common shares, by the distribution of the same types of shares, and in respect of the preferred shares, by the distribution of class B preferred shares.

Article    6:

Each common share shall be entitled to a vote in the deliberations of the General Stockholders’ Meetings.

Article    7:

Preferred shares shall not be entitled to vote, but they are assured a dividend 10% (ten per cent) higher than the one attributed to common shares, and also the priority in the capital reimbursement, in the event of liquidation of the Corporation

First Paragraph:

Without prejudice of what is set forth in Article 7 above, Class A preferred shares shall have priority to receive a 6% (six per cent) minimum annual dividend, calculated on the amount of capital stock they represent and divided between them in equal amounts.

Second Paragraph:

Class B preferred shares, although being entitled to a dividend as set forth in Article 7 above, shall have no priority to receive dividends

Third Paragraph:

Class A preferred shares may be converted into class B shares, the cost of the conversion to be borne by the interested shareholder.

Article    8:

Shares may be maintained in a deposit account, in the name of their respective holders, with no issue of Certificates, in financial institution of good repute, accredited by the Securities and Exchange Commission (Comissão de Valores Mobiliários) appointed by the Board of Officers, with the approval of the Board of Directors.

Sole Paragraph:

The interested shareholders shall bear the costs of the transfer services of the property of posted shares, within the limits determined by the Securities and Exchange Commission.

Article    9:

Each class of shares shall have its own set of numbers.

Article  10:

Share certificates shall always be signed by 2 (two) Officers, and the Corporation may issue multiple securities and bonds.

Article  11:

The rights of preference of shareholders in the underwriting increases of the capital stock shall be assured of a term no shorter than 30 (thirty) days, pursuant to the law.

First Paragraph:

The 30 (thirty) day term, provided for under this article, shall be counted from the publication date of the underwriting notice in the State Official Gazette.

Second Paragraph:

The shareholder who does not pay the installments corresponding to the shares provided for in the Bulletin or in the notice, shall be subject to the payment of delinquent interest, at a rate of 12% (twelve per cent) per annum, indexing and a 10% (ten per cent) fine on the amount of the installment.

CHAPTER III

GENERAL STOCKHOLDERS’ MEETINGS

Article  12:

General Stockholders’ hold Meetings shall be held  until April 30th of every year, and Special Meetings shall be held whenever required by the interests of the Corporation.

Sole Paragraph:

The General Stockholders’ Meetings shall be chaired by the President of the Board of Directors, who will chose from among those present one or more Secretaries.

Article  13:

The General Meeting shall determine the general amount of the remuneration of the Board of Directors and of the Board of Officers.

Sole Paragraph:

The apportionment of the remuneration among the administrators shall be determined by the Board of Directors.

CHAPTER IV

ADMINISTRATION

Article  14:

The Corporation shall be managed by a Board of Directors and a Board of Officers.

SECTION I

BOARD OF DIRECTORS

Article  15:

The Board of Directors will be constituted by a minimum of 9 (nine) and a maximum of 12 (twelve) member, one of which the President, stockholders, residents in the country, elected in the General Meeting for a period of 3 (three) years, reelection permitted, and remaining in office until their successors take office.

First Paragraph:

Any Member of the Board of Directors may submit to the General Meeting the appointment of an alternate with the responsibility of substituting for mentioned Member in the Board of Directors Meetings.

Second Paragraph:

The installation of the Board Members will be through an Installation Record entered into the Book of Minutes of the Board of Directors Meetings.

Third Paragraph:

Once installed, the Board of Directors shall elect 1st  and 2nd  Vice-President from amongst its members, who, , will sit for the President in the event of fortuitous absence or impediment.

Fourth Paragraph:

The Board of Directors may, whenever it deems necessary, set up Committees with advisory and briefing duties on subjects under its responsibility.

Fifth Paragraph:

The Committees mentioned in the Fourth Paragraph may work part-time or full-time and be constituted, in addition to the members of the Board of Directors, by any member of the Board of Officers and other individuals invited for that purpose.

Article  16:

It is the responsibility of the Board of Directors:

I  -  to establish the general guidance for the  business of the Corporation and to determine the related financial and economic policies;

II  -  to elect and dismiss the Officers, and by proposal of the Officer-President, to establish their respective responsibilities;

III -  to supervise the Officers’ administration, to examine at any time books and documents of the Corporation, to seek information about agreements entered into or to be entered into and about any other acts;

IV -    to call the General Stockholders’ Meetings;

V  -  to give their opinion about the Administration  report and the Board of Officers’ accounts;

VI -   to  deliberate   about  capital  stock  increases and the resulting issue of shares, determining the issue price, according to the limit of the authorized capital stock, except in respect to the provisions under Article Five, Third Paragraph, if that may be the case.

VII - to authorize the alienation, mortgage and in any manner, the encumbrance of property of the permanent assets of the Corporation, extending guarantees to obligations of third parties, except the personal guarantees in favor of the companies controlled by the Corporation itself, that will waive the anticipated authorization;

VIII - to appoint and dismiss independent auditors;

IX  - to guide and advise the Board of Officers in all matters of interest to the Corporation;

X - to supervise the administration of company business, in order to assure that the deliberations of the General Stockholders’ Meeting and of the Board of Directors itself are complied with;

XI  - to approve plans, programs and financial and  investment budgets of the Corporation;

XII - to approve the guidance to be complied with by the representative of the Corporation in the General Stockholders’ Meetings of the Controlled and affiliated Companies or which it is a part;

XIII- to approve in advance any agreement to be entered into by the Corporation and its stockholders;

XIV-  to authorize the purchase of its own shares, for the cancellation or permanence of same in the Treasurer’s office and future alienation;

XV- to decide about the issue of Commercial Papers.

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder’s interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder’s interests, increase of capital stock or authorized capital, approval of business plans and its  amendments, modification of by-laws, issue of securities, sale or encumbrance of the company’s permanent assets, agreements with related persons and investments in new  capacity production; and

XVI - to approve the position to be observed by the representative of the Company in Boards of Directors or other deliberative bodies, of companies in which the Company holds a controlling interest, but not holds the control solely; of affiliated corporations; and of corporations in which the Company has a stockholder’s interest with respect to relevant matters, such as, but not limited to, election of officers, participation in other corporations, trading of shareholder’s interests, increase of capital stock or authorized capital, approval of business plans and its  amendments, modification of by-laws, issue of securities, sale or encumbrance of the company’s permanent assets, agreements with related persons and investments in new  capacity production; and

XVII - the final portion of the item VII of this article shall not be applicable if it is a Company in which the Company holds a controlling interest, but not holds the control solely, in such case, it shall be necessary the previous approval of the Board of Directors to grant any guarantees or security interests.

Article  17:

The Board of Directors will hold meetings whenever required by the interests of the company, called by the President, Vice-President in the exercise of the Presidency or by at least 3 (three) of its Members.  The decisions shall be taken by majority of votes, with the attendance of more than half of its Members.

First Paragraph:

The meetings will be called by letter or telegram, with at least 5 (five) days of advance notice.

Second Paragraph:

The Officers will attend the meetings of the Board of Directors, whenever called to do so.

Third Paragraph:

The President may invite a Member of the Board of Directors to act as secretary to the meetings.

Article  18:

In the event that an office in the Board of Directors becomes vacant the respective alternate will be called and in the absence of the latter, a substitute will be appointed by the other members of the Board and will perform the respective duties until the next General Stockholders’ Meeting is held.

Sole Paragraph:

The successors that are elected shall complete the term of office of their respective predecessors.

Article  19:

The following specific duties are incumbent upon the President or  Vice-President in the exercise of the Presidency :

1. to chair the General Stockholders’ Meetings;

2. to call and chair the Board of Directors Meetings;

3. to supervise the administrative services of the Board;

4. to organize and have the agenda of each meeting distributed, as well as the necessary information transmitted to the members of the Board of Directors, at least 5 (five) working days in advance of the date of each meeting.

SECTION II

BOARD OF OFFICERS

Article  20:

The Board of Officers shall be constituted by a minimum of 2 (two) and a maximum of 8 (eight) members, shareholders or otherwise, resident in the country, one the Officer-President and the remainder Officers, one among them, if so previously appointed by the Board of Directors, may have the title of Officer-Vice-President and, in addition to his permanent duties shall substitute the Officer-President in his temporary impediments and shall succeed him in the event of vacancy, until the Board of Directors elects a substitute to complete the term of office of the substituted officer.

First Paragraph:

The members of the Board of Officers shall be elected by the Board of Directors for a 3 (three) year term of office, may be reelected and will remain in office until the installation of their successors.

Second Paragraph:

The installation of the Officers will be through an Installation Record entered into the Book of Minutes of the Board of Officers’ Meetings.

Article  21:

The Board of Officers shall have full powers to administrate and manage company business, to perform all the acts and duties of all the operations related to the purpose of the Corporation, provided the guidance and decisions of the Board of Directors and the General Stockholders’ Meeting are complied with.

Sole Paragraph:

Subject to the provisions of Item VII under Article 16, the Board of Officers by collective decision may authorize the alienation of chattels and equipment that have become nonserviceable, unnecessary or obsolete.

Article  22:

It is incumbent upon the Officer-President to perform executive duties of the Corporation, with responsibilities of organizing, coordinating and supervising the activities of the other Officers, ensuring that the deliberations and guidance determined by the General Stockholders’ Meetings and Board of Directors are faithfully observed.

First Paragraph:

In addition, the following specific duties are also incumbent upon the Officer-President:

I  -   to call and chair the Board of Officers’ Meetings;

II - to keep the Board of Directors informed about the activities of the Corporation.

Second Paragraph:

The other members of the Board of Officers shall have the duties assigned to them by the Board of Directors upon proposal of the Officer-President.

Article  23:

The provisions of Item I under Article 2 and under Items VII and XIII to XV under Article 16 of these Bylaws complied with, the members of the Board of Officers, always acting jointly in sets of two, have the responsibility of, actively and passively, representing the Corporation, in judicature or thereout, including in respect of the alienation or encumbrance of chattels of the permanent assets and the granting waivers to the obligations of third parties to the Corporation.

First Paragraph:

To carry out juridical acts in general the Corporation may also be represented by 01 (one) Officer jointly with 01 (one) attorney in fact or by 02 (two) attorneys in fact with special powers.

Second Paragraph:

The powers of attorney shall carry the signatures of 02 (two) Officers and shall precisely contain the powers being granted and, with the exception of those with ad judicia clauses, shall not be valid for more than one year.

Third  Paragraph:

For acts of representation before federal, state and municipal public entities, government agencies, public corporations, mixed economy corporations, grantees and licensees of public utilities; in acts that do not result in obligations for the Company or in the waiver of obligations of third parties to the Company;  in carrying out fiscal and social security obligations;  for the preservation of its rights in administrative or any other kind of processes; in endorsing checks or credit in the bank accounts of the Company;  in the handling of the checking accounts within the range of the program of purchases of small amounts, up to the limit corresponding to 03 (three) minimum salaries;  and in acts that refer to the relations of the Company with its employees, the Company may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with specific powers.

Fourth Paragraph:

To act in a jurisdiction beyond the limits of its main office, authorized according to these Bylaws, the Corporation may be represented by 01 (one) Officer only or by 01 (one) attorney in fact only with explicit powers to carry out the specific act, provided this representative is appointed by a joint decision of the Board of Officers.

Article  24:

In the event that an office in the Board of Officers becomes vacant, the Board of Directors shall elect a substitute to complete the remaining period of the term of office of the substituted member.

Sole Paragraph:

With the exception of the provisions under Article 20, during the temporary absences and impediments of any Officer, he shall be substituted for by the Officer-President or by any other Officer he appoints.  Pursuant to  this paragraph, the substitutes shall perform their duties cumulative with those of the substituted Officer until the latter resumes his duties.

Article  25:

The Board of Officers shall hold meetings whenever the interests of the Corporation so require, in the main office or in the place informed in the notification, the Officer-President or the Officer-Vice-President must be present.  The decisions, registered in the minutes, shall be taken by the absolute majority of votes of the attendees, the Officer-President or Officer-Vice-President in addition to their individual vote, shall cast the deciding vote.

CHAPTER V

FINANCIAL BOARD

Article  26:

The Corporation shall have a permanent Financial Board, constituted from 3 (three) to 5 (five) permanent members and equal number alternates, which shall be governed by the applicable laws.

CHAPTER VI

FISCAL YEAR

Article  27:

The Fiscal Year shall coincide with the calendar year.  On December 31st of every year the balance sheet shall be set out, complying with the applicable laws, and after establishing the reserves, amortizations and depreciations determined, or permitted, by law, the following shall be deducted from the net profits earned:

I - 5% (five per cent) to constitute the legal reserve fund, until its amount reaches 20% (twenty per cent) of the capital stock;

II - 25% (twenty five per cent), minimum, for the payment of the compulsory dividend to stockholders, calculated on the amount of the net profit of the fiscal year adjusted pursuant to the law and complying with the priority assured to the preferred shares.

First Paragraph:

The balance remaining shall be used according to the decision of the General Stockholders’ Meeting on proposal by the Board of Directors, and if it is in session, the Financial Board shall give its recommendation.

Second Paragraph:

The Board of Directors may determine the setting out of a semiannual balance sheet or a shorter period, and the distribution of intermediate dividends, for the account of the profits obtained, earned surplus or the profit reserves already set up.

CHAPTER VI

GENERAL PROVISIONS

Article  28:

In order for the Corporation to comply with stockholders’ agreements, the latter have to be filed in the main office of the former, and upon request from the interested, parties may be entered in the respective records and in the stock certificates.

Article  29:

The Corporation shall maintain a permanent department of Technological Research and Development, with specific budget resources, according to annual or pluriannual programs.

Article  30:

The Corporation shall maintain a social work service for its employees, with specific budget resources, according to annual or pluriannual programs.

Article  31:

The Corporation shall be liquidated as provided for in the law or as a result of a decision of the General Stockholders’ Meeting.

Sole Paragraph:

It is the responsibility of the General Stockholders’ Meeting to determine the manner by which the liquidation shall occur, and the Board of Directors, who shall remain in office, shall appoint the liquidator. Pursuant to the law, the operation of the Financial Board shall depend upon request from the shareholders.

CHAPTER VIII

TEMPORARY PROVISIONS

Article  32:

Pursuant to the terms of Article 172 of Law number 6,404/76 of December 15th, 1976, the right of preference assured to stockholders under the terms of Article 11 of these Bylaws shall not apply to the increase of the capital stock to be carried out in 1992, by public underwriting in Brazil and simultaneous issue of American Depositary Receipts (ADR) abroad, nor to the subsequent additional increase, which will be carried out to meet the option to be granted to the underwriters of mentioned increase, pursuant to the usual practice in the international market, to an amount not higher than 15% (fifteen percent) of its respective value.

Article  33:

It shall be the responsibility of the Board of Directors to deliberate about the aforementioned Article and to effect all the other necessary acts for the referred capital stock increases, according to the terms of Article 16, Item VI of these Bylaws, mentioned capital stock increases may be effected independently of the prior proportion between the different types and classes of shares, and the provisions of Article 5, Third Paragraph shall not apply to referred  capital stock increases.

vvvvvv

Identical to the original.

Transcribed from the competent book.

(Signed) - José Luiz Braga - Legal Manager.

19.0- SUBSIDIARIES

Aracruz Trading S.A.

19.06 .01- BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
1	TOTAL ASSETS	56,398	2,962,585	2,473,312
1.1	CURRENT ASSETS	49,407	1,213,968	1,331,393
1.1.1	CASH AND CASH EQUIVALENTS	519	161,031	62,648
1.1.2	CREDITS	37,526	924,735	1,153,120
1.1.3	INVENTORIES	11,271	124,870	114,027
1.1.4	OTHERS	91	3,332	1,598
1.2	LONG-TERM ASSETS	3,736	1,745,728	1,139,176
1.2.1	CREDITS	0	1,733,520	1,130,656
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	3,736	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	12,208	8,520
1.3	FIXED ASSETS	3,255	2,889	2,743
1.3.1	INVESTMENTS	3,255	2,889	2,743
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0	0	0
1.3.3	DEFERRED CHARGES	0	0	0

19.06.02 – - BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
2	TOTAL LIABILITIES	56,398	2,962,585	2,473,312
2.1	CURRENT LIABILITIES	4,441	747,357	268,913
2.1.1	LOANS AND FINANCING	0	238,559	4,912
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	3,835	506,634	262,936
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	606	0	0
2.1.8	OTHERS	0	2,164	1,065
2.2	LONG-TERM LIABILITIES	0	1,758,078	1,104,156
2.2.1	LOANS AND FINANCING	0	1,758,078	1,104,156
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	51,957	457,150	1,100,243
2.5.1	PAID-IN CAPITAL	259	22,240	581,042
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	51,698	434,910	519,201

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004	4 – FROM : 01/01/2003 TO 12/31/2003	5 – FROM : 01/01/2002 TO 12/31/2002
3.1	GROSS SALES AND SERVICES REVENUE	750,555	2,950,466	2,055,327
3.2	SALES TAXES AND OTHER DEDUCTIONS	(48,846)	(190,458)	(103,595)
3.3	NET SALES REVENUE	701,709	2,760,008	1,951,732
3.4	COST OF GOODS SOLD	(625,064)	(2,750,761)	(1,621,678)
3.5	GROSS PROFIT	76,645	9,247	330,054
3.6	OPERATING (EXPENSES) INCOME	(2,947)	1,109	61,104
3.6.1	SELLING	(21,112)	(55,432)	(40,317)
3.6.2	GENERAL AND ADMINISTRATIVE	(2,689)	(2,048)	(1,473)
3.6.3	FINANCIAL	73	61,637	104,147
3.6.3.1	FINANCIAL INCOME	697	377,329	975,459
3.6.3.2	FINANCIAL EXPENSES	(624)	(315,692)	(871,312)
3.6.4	OTHER OPERATING INCOME	622,812	2,911,391	1,896,103
3.6.5	OTHER OPERATING EXPENSES	(624,424)	(2,914,820)	(1,897,927)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	393	381	571
3.7	OPERATING INCOME (LOSS)	51,698	10,356	391,158
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	51,698	10,356	391,158
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	51,698	10,356	391,158
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,697,000	7,697,000	264,447,000
	EARNINGS PER SHARE	0,00672	0,00135	0,00148
	LOSS PER SHARE	—	—	—

Aracruz Celuose (USA), Inc.

19.06 .01— BALANCE SHEET – ASSET – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
1	TOTAL ASSETS	336,482	200,107	166,146
1.1	CURRENT ASSETS	336,393	200,016	166,000
1.1.1	CASH AND CASH EQUIVALENTS	6,691	6,795	9,502
1.1.2	CREDITS	202,859	110,257	89,156
1.1.3	INVENTORIES	126,139	82,964	67,342
1.1.4	OTHERS	704	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	89	91	146
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	89	91	146
1.3.3	DEFERRED CHARGES	0	0	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
2	TOTAL LIABILITIES	336,482	200,107	166,146
2.1	CURRENT LIABILITIES	324,183	187,441	151,400
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	323,572	187,083	150,936
2.1.4	TAXES	430	358	464
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	181	0	0
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	12,299	12,666	14,746
2.5.1	PAID-IN CAPITAL	531	578	707
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	11,768	12,088	14,039

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004	4 – FROM : 01/01/2003 TO 12/31/2003	5 – FROM : 01/01/2002 TO 12/31/2002
3.1	GROSS SALES AND SERVICES REVENUE	1,338,127	646,442	422,919
3.2	SALES TAXES AND OTHER DEDUCTIONS	(209,196)	(69,388)	(36,404)
3.3	NET SALES REVENUE	1,128,931	577,054	386,515
3.4	COST OF GOODS SOLD	(1,093,399)	(551,515)	(371,116)
3.5	GROSS PROFIT	35,532	25,539	15,399
3.6	OPERATING (EXPENSES) INCOME	(34,218)	(24,233)	(14,616)
3.6.1	SELLING	(30,556)	(15,289)	(12,575)
3.6.2	GENERAL AND ADMINISTRATIVE	(2,116)	(2,232)	(2,237)
3.6.3	FINANCIAL	(137)	(1,540)	2,196
3.6.3.1	FINANCIAL INCOME	(34,351)	(35,313)	48,779
3.6.3.2	FINANCIAL EXPENSES	34,214	33,773	(46,583)
3.6.4	OTHER OPERATING INCOME	0	0	6
3.6.5	OTHER OPERATING EXPENSES	(1,409)	(5,172)	(2,006)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	1,314	1,306	783
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	1,314	1,306	783
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(652)	(698)	(46)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	662	608	829
	CAPITAL STOCK-QUANTITY (THOUSANDS)	200,000	200,000	200,000
	EARNINGS PER SHARE	0,00331	0,00304	0,00415
	LOSS PER SHARE	—	—	—

Mucuri Agroflorestal S.A..

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
1	TOTAL ASSETS	70,931	70,175	69,660
1.1	CURRENT ASSETS	0	0	0
1.1.1	CASH AND CASH EQUIVALENTS	0	0	0
1.1.2	CREDITS	0	0	0
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	0	0	0
1.2	LONG-TERM ASSETS	0	0	0
1.2.1	CREDITS	0	0	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	0	0	0
1.3	FIXED ASSETS	70,931	70,175	69,660
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	70,931	70,175	69,660
1.3.3	DEFERRED CHARGES	0	0	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
2	TOTAL LIABILITIES	70,931	70,175	69,660
2.1	CURRENT LIABILITIES	756	0	655
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	0	0	0
2.1.4	TAXES	0	0	0
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	0	0	0
2.1.7	LOANS FROM RELATED PARTIES	756	0	655
2.1.8	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	70,175	70,175	69,005
2.5.1	PAID-IN CAPITAL	72,300	72,300	71,130
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	(2,125)	(2,125)	(2,125)

Portocel - Terminal Especializado de Barra do Riacho

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
1	TOTAL ASSETS	5,568	5,321	3,969
1.1	CURRENT ASSETS	4,306	4,068	3,021
1.1.1	CASH AND CASH EQUIVALENTS	2,873	2,813	1,998
1.1.2	CREDITS	1,368	1,242	1,023
1.1.3	INVENTORIES	0	0	0
1.1.4	OTHERS	65	13	0
1.2	LONG-TERM ASSETS	505	353	84
1.2.1	CREDITS	425	292	25
1.2.1.1	DEFERRED TAXES	396	276	6
1.2.1.2	TAXES	29	16	19
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	80	61	59
1.2.3.1	ESCROW DEPOSITS	80	61	59
1.3	FIXED ASSETS	757	900	864
1.3.1	INVESTMENTS	20	20	20
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	20	20	20
1.3.2	PROPERTY, PLANT AND EQUIPMENT	737	880	844
1.3.3	DEFERRED CHARGES	0	0	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
2	TOTAL LIABILITIES	5,568	5,321	3,969
2.1	CURRENT LIABILITIES	2,216	2,312	1,519
2.1.1	LOANS AND FINANCING	0	0	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	467	656	511
2.1.4	TAXES	301	117	511
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	1,092	1,006	814
2.1.6.1	VACATION AND 13rd SALARY	1,092	1,006	814
2.1.7	LOANS FROM RELATED PARTIES	356	533	33
2.1.8	OTHERS	0	0	1
2.1.8.1	PROPOSED DIVIDENDS	0	0	0
2.1.8.2	OTHERS	0	0	0
2.2	LONG-TERM LIABILITIES	1,762	1,446	1,086
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	1,733	1,383	1,055
2.2.3.1	TAX CONTINGENCIES	233	233	205
2.2.3.2	LABOR CONTINGENCIES	1,500	1,150	850
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	29	60	31
2.5	STOCKHOLDER’S EQUITY	1,590	1,566	1,364
2.5.1	PAID-IN CAPITAL	1,248	1,248	1,248
2.5.2	CAPITAL RESERVES	17	16	6
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	325	302	110

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004	4 – FROM : 01/01/2003 TO 12/31/2003	5 – FROM : 01/01/2002 TO 12/31/2002
3.1	GROSS SALES AND SERVICES REVENUE	17,831	18,241	13,865
3.2	SALES TAXES AND OTHER DEDUCTIONS	(2,463)	(1,431	(879
3.3	NET SALES REVENUE	15,368	16,810	12,986
3.4	COST OF GOODS SOLD	(10,917)	(13,063)	(9,408)
3.5	GROSS PROFIT	4,451	3,747	3,578
3.6	OPERATING (EXPENSES) INCOME	(4,366)	(3,674)	(3,360)
3.6.1	SELLING	0	0	0
3.6.2	GENERAL AND ADMINISTRATIVE	(4,654)	(3,993)	(3,627)
3.6.3	FINANCIAL	286	324	261
3.6.3.1	FINANCIAL INCOME	393	425	335
3.6.3.2	FINANCIAL EXPENSES	(107)	(101)	(74)
3.6.4	OTHER OPERATING INCOME	2	0	0
3.6.5	OTHER OPERATING EXPENSES	0	(5)	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	85	73	212
3.8	NON-OPERATING (EXPENSES) INCOME	28	(10)	0
3.8.1	INCOME	43	0	0
3.8.2	EXPENSES	(15)	(10)	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	113	63	212
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(89)	139	(167)
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	24	202	45
	CAPITAL STOCK-QUANTITY (THOUSANDS)	7,781	7,781	7,781
	EARNINGS PER SHARE	0,00308	0,02596	0,00578
	LOSS PER SHARE	–	–	–

Aracruz Produtoss de Madeira S.A.

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
1	TOTAL ASSETS	62,040	66,386	68,460
1.1	CURRENT ASSETS	19,037	19,993	18,783
1.1.1	CASH AND CASH EQUIVALENTS	74	397	396
1.1.2	CREDITS	7,537	6,555	8,645
1.1.3	INVENTORIES	10,971	13,008	9,545
1.1.4	OTHERS	455	33	197
1.2	LONG-TERM ASSETS	43	58	63
1.2.1	CREDITS	30	45	63
1.2.1.1	TAXES	30	45	63
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0	0	0
1.2.2.1	FROM AFFILIATES	0	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	13	13	0
1.2.3.1	ESCROW DEPOSITS	13	13	0
1.3	FIXED ASSETS	42,960	46,335	49,614
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	38,103	40,446	42,694
1.3.3	DEFERRED CHARGES	4,857	5,889	6,920

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
2	TOTAL LIABILITIES	62,040	66,386	68,460
2.1	CURRENT LIABILITIES	6,211	2,192	3,284
2.1.1	LOANS AND FINANCING	0	599	0
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	1,660	932	2,765
2.1.4	TAXES	1,039	17	26
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	423	472	269
2.1.6.1	VACATION AND 13rd SALARY	423	472	269
2.1.7	LOANS FROM RELATED PARTIES	02,961	0	4
2.1.8	OTHERS	128	172	220
2.2	LONG-TERM LIABILITIES	0	0	0
2.2.1	LOANS AND FINANCING	0	0	0
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	0	0	0
2.2.4	LOANS FROM RELATED PARTIES	0	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	55,829	64,194	65,176
2.5.1	PAID-IN CAPITAL	130,940	130,940	124,450
2.5.2	CAPITAL RESERVES	0	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	0	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	(75,111)	(66,746)	(59,274)

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004	4 – FROM : 01/01/2003 TO 12/31/2003	5 – FROM : 01/01/2002 TO 12/31/2002
3.1	GROSS SALES AND SERVICES REVENUE	31,447	28,904	22,655
3.2	SALES TAXES AND OTHER DEDUCTIONS	(2,903)	(2,260)	(2,004)
3.3	NET SALES REVENUE	28,544	26,644	20,651
3.4	COST OF GOODS SOLD	(33,092)	(30,662)	(27,651)
3.5	GROSS PROFIT	(4,548)	(4,018)	(7,000)
3.6	OPERATING (EXPENSES) INCOME	(3,816)	(3,454)	(10,229)
3.6.1	SELLING	(1,637)	(2,360)	(2,787)
3.6.2	GENERAL AND ADMINISTRATIVE	(1,808)	(1,678)	(1,875)
3.6.3	FINANCIAL	(437)	(657)	(3,280)
()6.3.1	FINANCIAL INCOME	247	(506)	1,056
3.6.3.2	FINANCIAL EXPENSES	(684)	(151)	(4,336)
3.6.4	OTHER OPERATING INCOME	138	165	79
3.6.5	OTHER OPERATING EXPENSES	(72)	1,076	(2,366)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(8,364)	(7,472)	(17,229)
3.8	NON-OPERATING (EXPENSES) INCOME	0	0	0
3.8.1	INCOME	0	0	0
3.8.2	EXPENSES	0	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(8,364)	(7,472)	(17,229)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0	0	0
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(8,364)	(7,472)	(17,229)
	CAPITAL STOCK-QUANTITY (THOUSANDS)	44	131	79
	EARNINGS PER SHARE
	LOSS PER SHARE	(190,09091)	(57,03817)	(218,08861)

Veracel Celulose S.A.

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
1	TOTAL ASSETS	1,470,267	557,446	272,751
1.1	CURRENT ASSETS	99,409	77,286	28,649
1.1.1	CASH AND CASH EQUIVALENTS	78,306	56,980	12,329
1.1.2	CREDITS	10,096	16,611	11,524
1.1.3	INVENTORIES	5,824	3,616	4,760
1.1.4	OTHERS	5,183	79	36
1.2	LONG-TERM ASSETS	40,181	4,309	12,981
1.2.1	CREDITS	19,415	4,064	12,916
1.2.1.1	DEFERRED TAXES	7,329	3,989	12,870
1.2.1.2	TAXES	12,086	75	46
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	16,888	0	0
1.2.2.1	FROM AFFILIATES	16,888	0	0
1.2.2.2	FROM SUBSIDIARIES	0	0	0
1.2.2.3	OTHERS	0	0	0
1.2.3	OTHERS	3,878	245	65
1.2.3.1	ESCROW DEPOSITS	3,107	245	65
1.2.3.2	OTHERS	771	0	0
1.3	FIXED ASSETS	1,330,677	475,851	231,121
1.3.1	INVESTMENTS	0	0	0
1.3.1.1	IN AFFILIATES	0	0	0
1.3.1.2	IN SUBSIDIARIES	0	0	0
1.3.1.3	OTHER COMPANIES	0	0	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	1,258,730	398,121	158,529
1.3.3	DEFERRED CHARGES	71,947	77,730	72,592

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004	4 – DATE – 12/31/2003	5 – DATE – 12/31/2002
2	TOTAL LIABILITIES	1,470,267	557,446	272,751
2.1	CURRENT LIABILITIES	110,392	47,621	56,210
2.1.1	LOANS AND FINANCING	27,664	31,310	47,486
2.1.2	DEBENTURES	0	0	0
2.1.3	SUPPLIERS	75,335	10,724	4,532
2.1.4	TAXES	3,426	3,087	3,080
2.1.5	DIVIDENDS PAYABLE	0	0	0
2.1.6	PROVISIONS	3,899	2,500	1,112
2.1.6.1	VACATION AND 13rd SALARY	3,899	2,500	0
2.1.7	LOANS FROM RELATED PARTIES	0	0	0
2.1.8	OTHERS	68	0	0
2.2	LONG-TERM LIABILITIES	654,749	88,698	119,821
2.2.1	LOANS AND FINANCING	649,063	88,698	119,821
2.2.2	DEBENTURES	0	0	0
2.2.3	PROVISION	5,686	0	0
2.2.4	LOANS FROM RELATED PARTIES	5,686	0	0
2.2.5	OTHERS	0	0	0
2.5	STOCKHOLDER’S EQUITY	705,126	421,127	96,720
2.5.1	PAID-IN CAPITAL	725,707	431,097	123,107
2.5.2	CAPITAL RESERVES	2,631	0	0
2.5.3	REVALUATION RESERVE	0	0	0
2.5.3.1	OWN ASSETS	0	0	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0	0	0
2.5.4	REVENUE RESERVES	967	0	0
2.5.4.1	LEGAL	0	0	0
2.5.4.2	STATUTORY	0	0	0
2.5.4.3	FOR CONTINGENCIES	0	0	0
2.5.4.4	UNREALIZED INCOME	0	0	0
2.5.4.5	FOR INVESTMENTS	0	0	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0	0	0
2.5.4.7	OTHER UNREALIZED INCOME	0	0	0
2.5.5	RETAINED EARNINGS	(24,179)	(9,970)	(26,387)

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004	4 – FROM : 01/01/2003 TO 12/31/2003	5 – FROM : 01/01/2002 TO 12/31/2002
3.1	GROSS SALES AND SERVICES REVENUE	69,015	116,990	65,496
3.2	SALES TAXES AND OTHER DEDUCTIONS	(14,838)	(19,135)	(10,942)
3.3	NET SALES REVENUE	54,177	97,855	54,554
3.4	COST OF GOODS SOLD	(22,715)	(25,228)	(16,476)
3.5	GROSS PROFIT	31,462	72,627	38,078
3.6	OPERATING (EXPENSES) INCOME	(47,924)	(43,225)	(77,627)
3.6.1	SELLING	(19,156)	(38,057)	(13,412)
3.6.2	GENERAL AND ADMINISTRATIVE	(24,110)	(13,260)	(6,578)
3.6.3	FINANCIAL	(7,184)	14,986	(51,778)
()6.3.1	FINANCIAL INCOME	4,468	7,406	2,718
3.6.3.2	FINANCIAL EXPENSES	(11,652)	7,580	(54,496)
3.6.4	OTHER OPERATING INCOME	3,056	525	2,124
3.6.5	OTHER OPERATING EXPENSES	(530)	(7,419)	(7,983)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0	0	0
3.7	OPERATING INCOME (LOSS)	(16,462)	29,402	(39,549)
3.8	NON-OPERATING (EXPENSES) INCOME	(120)	259	292
3.8.1	INCOME	0	259	292
3.8.2	EXPENSES	(120)	0	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(16,582)	29,661	(39,257)
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	5,247	(10,312)	12,870
3.11	DEFERRED INCOME TAX ES	0	0	0
3.12	MANAGEMENT REMUNERATION AND STATUORY APPROPRIATIONS	0	0	0
3.12.1	REMUNERATION	0	0	0
3.12.2	APPROPRIATIONS	0	0	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	(11,335)	19,349	(26,387)
	CAPITAL STOCK-QUANTITY (THOUSANDS)	219,635,254	219,635,254	102,078,639
	EARNINGS PER SHARE	0,00009
	LOSS PER SHARE	(0,00005)	(0,00026)

Aracruz Trading Hungary Ltd

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004
1	TOTAL ASSETS	2,837,453
1.1	CURRENT ASSETS	997,185
1.1.1	CASH AND CASH EQUIVALENTS	64,712
1.1.2	CREDITS	830,422
1.01.02..01	SUPPLIERS	584,329
1.01.02.02	ACCOUNTS RECEIVABLE FROM CUSTOMERS	246,037
1.01.02.03	TAX CREDITS	56
1.1.3	INVENTORIES	98,635
1.1.4	OTHERS	3,416
1.2	LONG-TERM ASSETS	1,840,268
1.2.1	CREDITS	0
1.2.2	ACCOUNTS RECEIVABLE — RELATED PARTIES	1,830,110
1.2.2.1	FROM AFFILIATES	1,830,110
1.2.2.2	FROM SUBSIDIARIES	0
1.2.2.3	OTHERS	0
1.2.3	OTHERS	10,158
1.3	FIXED ASSETS	0
1.3.1	INVESTMENTS	0
1.3.1.1	IN AFFILIATES	0
1.3.1.2	IN SUBSIDIARIES	0
1.3.1.3	OTHER COMPANIES	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0
1.3.3	DEFERRED CHARGES	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004
2	TOTAL LIABILITIES	2,837,453
2.1	CURRENT LIABILITIES	519,375
2.1.1	LOANS AND FINANCING	201,981
2.1.2	DEBENTURES	0
2.1.3	SUPPLIERS	291,890
2.1.4	TAXES	17,886
2.1.5	DIVIDENDS PAYABLE	0
2.1.6	PROVISIONS	0
2.1.7	LOANS FROM RELATED PARTIES	3,736
2.1.8	OTHERS	3,882
2.2	LONG-TERM LIABILITIES	1,888,818
2.2.1	LOANS AND FINANCING	1,888,818
2.2.2	DEBENTURES	0
2.2.3	PROVISION	0
2.2.4	LOANS FROM RELATED PARTIES	0
2.2.5	OTHERS	0
2.5	STOCKHOLDER’S EQUITY	429,260
2.5.1	PAID-IN CAPITAL	29
2.5.2	CAPITAL RESERVES	0
2.5.3	REVALUATION RESERVE	0
2.5.3.1	OWN ASSETS	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0
2.5.4	REVENUE RESERVES	0
2.5.4.1	LEGAL	0
2.5.4.2	STATUTORY	0
2.5.4.3	FOR CONTINGENCIES	0
2.5.4.4	UNREALIZED INCOME	0
2.5.4.5	FOR INVESTMENTS	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0
2.5.4.7	OTHER UNREALIZED INCOME	0
2.5.5	RETAINED EARNINGS	429,231

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	2,765,126
3.2	SALES TAXES AND OTHER DEDUCTIONS	(154,021)
3.3	NET SALES REVENUE	2,611,105
3.4	COST OF GOODS SOLD	(2,067,250)
3.5	GROSS PROFIT	543,855
3.6	OPERATING (EXPENSES) INCOME	(84,765)
3.6.1	SELLING	(52,054)
3.6.2	GENERAL AND ADMINISTRATIVE	(551)
3.6.3	FINANCIAL	(42,160)
3.6.3.1	FINANCIAL INCOME	74,383
3.6.3.2	FINANCIAL EXPENSES	(116,543)
3.6.4	OTHER OPERATING INCOME	2,751,058
3.6.5	OTHER OPERATING EXPENSES	(2,751,058)
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0
3.7	OPERATING INCOME (LOSS)	449,090
3.8	NON-OPERATING (EXPENSES) INCOME	0
3.8.1	INCOME	0
3.8.2	EXPENSES	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	449,090
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	(19,830)
3.11	DEFERRED INCOME TAX ES	0
3.12.1	REMUNERATION	0
3.12.2	APPROPRIATIONS	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	429,260
	CAPITAL STOCK-QUANTITY (THOUSANDS)	11
	EARNINGS PER SHARE	39,023,63636
	LOSS PER SHARE	—

Ara Pulp Com. Impor. Export. Unipessoal Lt

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004
1	TOTAL ASSETS	10,388
1.1	CURRENT ASSETS	10,388
1.1.1	CASH AND CASH EQUIVALENTS	6,871
1.1.2	CREDITS	0
1.1.3	INVENTORIES	0
1.1.4	OTHERS	3,517
1.2	LONG-TERM ASSETS	0
1.2.1	CREDITS	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0
1.2.2.1	FROM AFFILIATES	0
1.2.2.2	FROM SUBSIDIARIES	0
1.2.2.3	OTHERS	0
1.2.3	OTHERS	0
1.3	FIXED ASSETS	0
1.3.1	INVESTMENTS	0
1.3.1.1	IN AFFILIATES	0
1.3.1.2	IN SUBSIDIARIES	0
1.3.1.3	OTHER COMPANIES	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0
1.3.3	DEFERRED CHARGES	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004
2	TOTAL LIABILITIES	10,388
2.1	CURRENT LIABILITIES	19
2.1.1	LOANS AND FINANCING	0
2.1.2	DEBENTURES	0
2.1.3	SUPPLIERS	19
2.1.4	TAXES	0
2.1.5	DIVIDENDS PAYABLE	0
2.1.6	PROVISIONS	0
2.1.7	LOANS FROM RELATED PARTIES	0
2.1.8	OTHERS	0
2.2	LONG-TERM LIABILITIES	0
2.2.1	LOANS AND FINANCING	0
2.2.2	DEBENTURES	0
2.2.3	PROVISION	0
2.2.4	LOANS FROM RELATED PARTIES	0
2.2.5	OTHERS	0
2.5	STOCKHOLDER’S EQUITY	10,369
2.5.1	PAID-IN CAPITAL	36
2.5.2	CAPITAL RESERVES	0
2.5.3	REVALUATION RESERVE	0
2.5.3.1	OWN ASSETS	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0
2.5.4	REVENUE RESERVES	0
2.5.4.1	LEGAL	0
2.5.4.2	STATUTORY	0
2.5.4.3	FOR CONTINGENCIES	0
2.5.4.4	UNREALIZED INCOME	0
2.5.4.5	FOR INVESTMENTS	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0
2.5.4.7	OTHER UNREALIZED INCOME	0
2.5.5	RETAINED EARNINGS	10,333

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	0
3.2	SALES TAXES AND OTHER DEDUCTIONS	0
3.3	NET SALES REVENUE	0
3.4	COST OF GOODS SOLD	0
3.5	GROSS PROFIT	0
3.6	OPERATING (EXPENSES) INCOME	10,369
3.6.1	SELLING	0
3.6.2	GENERAL AND ADMINISTRATIVE	0
3.6.3	FINANCIAL	10,369
3.6.3.1	FINANCIAL INCOME	10,369
3.6.3.2	FINANCIAL EXPENSES	0
3.6.4	OTHER OPERATING INCOME	0
3.6.5	OTHER OPERATING EXPENSES	0
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0
3.7	OPERATING INCOME (LOSS)	10,369
3.8	NON-OPERATING (EXPENSES) INCOME	0
3.8.1	INCOME	0
3.8.2	EXPENSES	0
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	10,369
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0
3.11	DEFERRED INCOME TAX ES	0
3.12.	REMUNERATION	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	10,369
	CAPITAL STOCK-QUANTITY (THOUSANDS)	1
	EARNINGS PER SHARE	10,369,0000
	LOSS PER SHARE	—

Riocell Trade S.A.

19.06 .01— BALANCE SHEET – ASSET– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004
1	TOTAL ASSETS	3,471
1.1	CURRENT ASSETS	3,471
1.1.1	CASH AND CASH EQUIVALENTS	2,779
1.1.2	CREDITS	692
1.1.3	INVENTORIES	0
1.1.4	OTHERS	0
1.2	LONG-TERM ASSETS	0
1.2.1	CREDITS	0
1.2.2	ACCOUNTS RECEIVABLE – RELATED PARTIES	0
1.2.2.1	FROM AFFILIATES	0
1.2.2.2	FROM SUBSIDIARIES	0
1.2.2.3	OTHERS	0
1.2.3	OTHERS	0
1.3	FIXED ASSETS	0
1.3.1	INVESTMENTS	0
1.3.1.1	IN AFFILIATES	0
1.3.1.2	IN SUBSIDIARIES	0
1.3.1.3	OTHER COMPANIES	0
1.3.2	PROPERTY, PLANT AND EQUIPMENT	0
1.3.3	DEFERRED CHARGES	0

19.06.02 – BALANCE SHEET – LIABILITY– THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – DATE – 12/31/2004
2	TOTAL LIABILITIES	3,471
2.1	CURRENT LIABILITIES	989
2.1.1	LOANS AND FINANCING	0
2.1.2	DEBENTURES	0
2.1.3	SUPPLIERS	186
2.1.4	TAXES	244
2.1.5	DIVIDENDS PAYABLE	0
2.1.6	PROVISIONS	0
2.1.7	LOANS FROM RELATED PARTIES	30
2.1.8	OTHERS	559
2.2	LONG-TERM LIABILITIES	0
2.2.1	LOANS AND FINANCING	0
2.2.2	DEBENTURES	0
2.2.3	PROVISION	0
2.2.4	LOANS FROM RELATED PARTIES	0
2.2.5	OTHERS	0
2.5	STOCKHOLDER’S EQUITY	2,482
2.5.1	PAID-IN CAPITAL	58
2.5.2	CAPITAL RESERVES	0
2.5.3	REVALUATION RESERVE	0
2.5.3.1	OWN ASSETS	0
2.5.3.2	SUBSIDIARIES / AFFILIATES	0
2.5.4	REVENUE RESERVES	0
2.5.4.1	LEGAL	0
2.5.4.2	STATUTORY	0
2.5.4.3	FOR CONTINGENCIES	0
2.5.4.4	UNREALIZED INCOME	0
2.5.4.5	FOR INVESTMENTS	0
2.5.4.6	SPECIAL FOR NON-DISTRIBUTED DIVIDENDS	0
2.5.4.7	OTHER UNREALIZED INCOME	0
2.5.5	RETAINED EARNINGS	2,424

19.07 – STATEMENT OF CHANGES IN FINANCIAL POSITION – THOUSAND OF R$

1 – CODE	2 – DESCRIPTION	3 – FROM : 01/01/2004 TO 12/31/2004
3.1	GROSS SALES AND SERVICES REVENUE	78,025
3.2	SALES TAXES AND OTHER DEDUCTIONS	(1,685
3.3	NET SALES REVENUE	76,340
3.4	COST OF GOODS SOLD	(70,189
3.5	GROSS PROFIT	6,151
3.6	OPERATING (EXPENSES) INCOME	(3,701)
3.6.1	SELLING	(1,167
3.6.2	GENERAL AND ADMINISTRATIVE	(233
3.6.3	FINANCIAL	240
3.6.3.1	FINANCIAL INCOME	5,794
3.6.3.2	FINANCIAL EXPENSES	(5,554
3.6.4	OTHER OPERATING INCOME	0
3.6.5	OTHER OPERATING EXPENSES	(2,541
3.6.6	EQUITY IN THE RESULTS OF SUBSIDIARIES	0
3.7	OPERATING INCOME (LOSS)	2,450
3.8	NON-OPERATING (EXPENSES) INCOME	0
3.8.1	INCOME	0
3.8.2	EXPENSES	2,450
3.9	INCOME(LOSS) BEFORE INCOME TAXES AND MANAGEMENT REMUNERATION	(26
3.10	INCOME TAX AND SOCIAL CONTRIBUTION	0
3.11	DEFERRED INCOME TAX ES	0
3.12	REMUNERATION	0
3.15	NET INCOME (LOSS) FOR THE PERIOD	2,424
	CAPITAL STOCK-QUANTITY (THOUSANDS)	27,450
	EARNINGS PER SHARE	2,424,00000
	LOSS PER SHARE	—

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Aracruz acts in a responsible manner and complies fully with the Brazilian Corporate Law, with the requirements of foreign legislation applicable to companies whose shares are listed on stock exchanges in the United States and Spain, and with the rules of the São Paulo (Bovespa), New York (NYSE) and Latibex (Madrid) stock exchanges.

The company’s Corporate Governance model follows the guidelines established by the Board of Directors and also respects the company’s by-laws. The principles that direct this model are transparency; the clear definition of functions; management independence; equitable treatment of all shareholders and accountability.

The Board of Directors is made up of ten members and an equal number of alternates, all elected to three-year terms of office by the shareholders at a General Meeting.  They do not hold executive positions. The Board of Directors meets a minimum of four times per year and, among others duties, is responsible for the following:

•                     Establishing general guidance for the company’s operations and determining related financial and economic policies

•                     Supervising the operation and management of the company, deciding significant matters concerning strategy, investments, organization, and finance

•                     Electing the Chairman and the Vice-Chairman from among its members

•                     Appointing the Board of Officers and the Chief Executive Officer (the “CEO”)

•                     Approving the organizational structure of the company

•                     Guiding and advising the Board of Officers in all matters of interest to the Company

•                     Appointing internal committees with the role of analyzing and presenting to the Board of Directors recommendations on specific matters. Currently there are six committees:

- Strategic Committee

- Sustainability Committee

- Audit Committee

- Finance Committee

- Tax Planning Committee

- Compensation Committee

The Aracruz Fiscal Committee is composed of three members and an equal number of alternates elected by a General Shareholders Meeting, of which one of its members and respective alternate are separately elected by holders of preferred shares.

The Board of Officers is composed of four members, including the company’s Chief Executive Officer, and is responsible for the study and development of strategic alternatives, subject to final approval by the Board of Directors, and for conduct of all operational matters. The Board of Officers meets twice a month or whenever needed.

The statutory Board of Officers is supported by three Associate Officers, a managerial group and an Executive Management Group, presently composed of 15 Interface Managers appointed by and reporting to the Board of Officers. The Associate Officers and the Interface Managers are in charge of the day-to-day running of the company, comprising the following activities:

Associate Officers

•                     Engineering

•                     Legal Matters

•                     Corporate Relations and Environmental Affairs

20.00 - INFORMATION ON CORPORATE GOVERNANCE

Interface Managers

•                     Industrial Operations

•                     Forestry Operations

•                     Pulp Marketing, Sales and Logistics Coordination

•                     Pulp Sales - USA and Asia

•                     Pulp Sales - Europe

•                     Wood Products Operations

•                     Port Operations

•                     Treasury

•                     Controllership

•                     Investor Relations

•                     Information Technology

•                     Corporate Planning

•                     Research & Development

•                     Human Resources

•                     Purchasing & Materials Warehousing

Aracruz has policies regarding the environment, health and safety, political contributions, antitrust practices and supplier relationships, as well as rules about managers, controlling shareholders, members of the Fiscal Council and others who have access to privileged information trading the company’s shares, in full compliance with the conditions of  CVM Instruction nº 358/02.

Aracruz’s voluntarily adopted corporate governance practices have ensured classification of the company in Bovespa Level 1 since April 2002. Notable among the practices adopted by Aracruz is the maintenance in circulation of 45% of the shares it has issued; the commitment to hold public offers for the placement of shares through mechanisms that favor a dispersion of capital; the consistent improvement in information provided each quarter, which is consolidated and submitted to special review; the wide ranging disclosure of operations involving company shares by controlling shareholders or managers of the company, as well as shareholder agreements and eventual stock option programs and, finally, the disclosure of an annual calendar of corporate events.

The politics of performance close to their independent auditors in the services rendered no related the auditing expresses if it nourishes in the beginnings that preserve the auditor’s independence. These beginnings are defined internationally in:

(a) the auditor doesn’t owe her audit own work,

(b) the auditor should not exercise managerial functions in her customer and

(c) the auditor should not promote her customer’s interests.

In the exercise of 2004 our independent auditors didn’t render any service for the company that you/they didn’t go of auditing expresses.

* * *

20.01 -   DESCRIPTION OF THE ALTERED INFORMATION

Represented spontaneously in 31/05/2005 because of approval for distribution of  interest on stockholders’ equity starting from 13/06/2005.

Represented spontaneously in 21/06/2005 because of alteration of substitute member of the administration piece of advice and of the alteration in the stock composition of the company Votorantim Celulose and Papel S.A.

GROUP	BLANK	DESCRIPTION	PAGE
01	01	IDENTIFICATION	01
01	02	HEAD OFFICE	01
01	03	SHAREHOLDERS DEPARTMENT	01
01	04	DIRECTOR OF MARKET RELATIONS	01
01	05	REFERENCE / AUDITOR	01
01	06	GENERAL INFORMATION	02
01	07	STOCK CONTROL / SECURITIES ISSUED	02
01	08	PUBLICATION OF INFORMATIVE DOCUMENTS	02
01	09	NEWSPAPERS IN WHICH THE COMPANY PUBLISHES INFORMATION	02
01	10	DIRECTOR OF MARKET RELATIONS	02
02.01	01	BOARD OF DIRECTORS AND CHIEF OFFICERS OF THE COMPANY	03
02.01	02	CURRENT COMPOSITION OF THE FISCAL COUNCIL	04
02	02	PROFESSIONAL EXPERIENCE AND ACADEMIC QUALIFICATIONS OF EACH BOARD MEMBER, FISCAL COUNCIL AND OFFICER	05 / 09
03	01	EVENTS RELANTED TO DISTRIBUTION OF CAPITAL	10
03	02	STOCKHOLDER STRUCTURE	10
03	03	DISTRIBUTION OF REGISTERED CAPITAL OF THE CONTROLLING COMPANIES DOWN TO THE INDIVIDUAL LEVEL	11 / 23
04	01	BREAKDOWN OF THE PAID IN CAPITAL	24
04	02	CHANGE IN THE PAID IN CAPITAL IN THE LAST THREE YEARS	24
04	04	AUTHORIZED CAPITAL	24
05	01	TREASUARY STOCK	25
06	01	DIVIDENDS / INTEREST ON CAPITAL PAID IN THE LAST THREE YEARS	26
06	03	STATUTORY DISPOSITIONS RELATED TO CHANGES IN CAPITAL	27
06	04	STATUTORY CHANGE	27
07	01	COMPENSATION AND CONTRIBUTIONS OF OFFICERS	28
07	02	PARTICIPATIONS AND CONTRIBUTIONS IN THE LAST THREE YEARS	28
07	03	PARTICIPATIONS IN THE SUBSIDIARIES	29
08	01	CHARACTERISTICS OF PUBLIC OR PRIVATE DEBENTURES ISSUES	29
09	01	HISTORICAL OVERVIEW OF THE COMPANY	30
09	02	MARKET OVERVIEW	31
10	01	PRODUCTS AND SERVICES OFFERED	31
10	02	RAW MATERIALS AND SUPPLIERS	32
10	03	MAIN CUSTOMERS BY PRODUCTS	32
11	01	PRODUCTION PROCESS	33/ 35
11	02	COMMERCIALIZATION PROCESS, DISTRIBUTION, MARKETS AND EXPORT	36
11	03	MAIN PULP PRODUCTERS	37
13	01	MAIN PROPERTIES	38 / 43
14	03	OTHER INFORMATION CONSIDERED IMPORTANT FOR BEST UNDERSTANDING OF THE COMPANY	44 / 45
14	05	CAPITAL EXPENDITURES PROJECTS	46 / 47
15	01	ENVIRONMENTAL MATTERS	48 / 49
16	01	LAWSUITS WITH HIGH VALUE TO 5% OF THE EQUITY OR OF THE NET PROFIT	50
17	01	TRANSACTIONS WITH RELATED PARTIES	51
18	01	BYLAWS	52 / 63
19	00	ARACRUZ TRADING S.A.
19	06.01	BALANCE SHEET – ASSET	64
19	06.02	BALANCE SHEET – LIABILITY	65
19	07	STATEMENT OF OPERATIONS	66

19	00	ARACRUZ CELULOSE (USA), iNC.
19	06.01	BALANCE SHEET – ASSET	67
19	06.02	BALANCE SHEET – LIABILITY	68
19	07	STATEMENT OF OPERATIONS	69
		MUCURI AGROFLORESTAL S.A.
19	06.01	BALANCE SHEET – ASSET	70
19	06.02	BALANCE SHEET – LIABILITY	71
		PORTOCEL TERMINAL ESPECIALIZADO DE BARRA DO RIACHO
19	06.01	BALANCE SHEET – ASSET	72
19	06.02	BALANCE SHEET – LIABILITY	73
19	07	STATEMENT OF OPERATIONS	74
		ARACRUZ PRODUTOS DE MADEIRA S.A.
19	06.01	BALANCE SHEET – ASSET	75
19	06.02	BALANCE SHEET – LIABILITY	76
19	07	STATEMENT OF OPERATIONS	77
		VERACEL CELULOSE S.A.
19	06.01	BALANCE SHEET – ASSET	78
19	06.02	BALANCE SHEET – LIABILITY	79
19	07	STATEMENT OF OPERATIONS	80
		ARACRUZ TRADING HUNGARY LTD
19	06.01	BALANCE SHEET – ASSET	81
19	06.02	BALANCE SHEET – LIABILITY	82
19	07	STATEMENT OF OPERATIONS	83
		ARA PULP COM. IMPORT. EXPORT. UNIPESSOAL LTD
19	06.01	BALANCE SHEET – ASSET	84
19	06.02	BALANCE SHEET – LIABILITY	85
19	07	STATEMENT OF OPERATIONS	86
		RIOCELL TRADE S.A.
19	06.01	BALANCE SHEET – ASSET	87
19	06.02	BALANCE SHEET – LIABILITY	88
19	07	STATEMENT OF OPERATIONS	89
20	00	INFORMATION ON CORPORATE GOVERNANCE	90/91
20	01	DESCRIPTION OF THE ALTERED INFORMATION	92